                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-28463

                               3,250,000 Shares

                                     LOGO
                        OF POWERWAVE TECHNOLOGIES, INC.

                                 Common Stock

                                 ------------

  Of the 3,250,000 shares of Common Stock offered hereby, 750,000 shares are being sold by Powerwave Technologies, Inc., a Delaware corporation ("Powerwave" or the "Company"), and 2,500,000 shares are being sold by certain shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PWAV." On June 30, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $22.50 per share. See "Price Range of Common Stock."

                                 ------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY   OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                      PRICE    UNDERWRITING    PROCEEDS     PROCEEDS
                                       TO      DISCOUNTS AND      TO       TO SELLING
                                     PUBLIC    COMMISSIONS(1)  COMPANY(2) SHAREHOLDERS
--------------------------------------------------------------------------------------
Per Share........................    $22.00        $1.10        $20.90       $20.90
--------------------------------------------------------------------------------------
Total (3)........................  $71,500,000  $3,575,000    $15,675,000 $52,250,000
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting offering expenses estimated at $500,000 payable by the Company.

(3) The Company and certain of the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 487,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $82,225,000, $4,111,250, $20,900,000 and $57,213,750, respectively. See
    "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about July 7, 1997.

Alex. Brown & Sons
    INCORPORATED
                     UBS Securities
                                                    Wessels, Arnold & Henderson

                 THE DATE OF THIS PROSPECTUS IS JUNE 30, 1997

[Graphic displaying difference between single carrier power amplifier using separate cavity filters and Company's multi-carrier power amplifier]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Powerwave designs, manufactures and markets ultra-linear radio frequency ("RF") power amplifiers for use in the wireless communications market. The Company's amplifiers, which are key components in wireless communications networks, increase the signal strength of wireless transmissions while reducing interference, or "noise." The reduction of noise enables wireless service providers to offer improved service to subscribers by offering clearer call connections with less interference. Increasing the signal strength of wireless transmissions also improves service by reducing the number of interrupted or dropped calls. Powerwave's RF power amplifiers achieve ultra-linearity at increased levels of amplification through the application of "feedforward" technology, which enables the Company's multi-carrier power amplifiers to significantly reduce RF interference thereby increasing the efficiency of the wireless service provider's network.

  Powerwave manufactures both single carrier and multi-carrier amplifiers, with a primary focus on multi-carrier products. Multi-carrier amplifiers integrate the functions of several power amplifiers and cavity filters within a single unit, thereby reducing service providers' equipment and maintenance costs and space requirements while providing increased call capacity. The Company's products are currently being utilized in cellular and personal communications services ("PCS") base stations in both digital and analog-based networks. The Company's products support a wide range of digital and analog transmission protocols including CDMA, TDMA, GSM, AMPS and TACS. The Company also produces power amplifiers for the specialized mobile radio ("SMR") market, which is characterized as a two-way radio market with devices commonly utilized by police and emergency personnel and the business dispatch marketplace.

  The Company began selling RF power amplifiers for use in analog wireless networks in 1985. In 1995, the Company began selling multi-carrier ultra-linear amplifiers for installation in digital cellular base stations in South Korea, and the Company believes that it is the leading supplier of amplifiers to the South Korean market. South Korea is experiencing rapid economic development and is one of the first countries to install a nationwide digital cellular network. In the first quarter of 1997, the Company began initial volume shipments of PCS amplifiers to customers in South Korea which, in addition to installing a digital cellular network, is implementing a new nationwide digital PCS network. The Company's customers in the South Korean market include Hyundai Electronics Industries Co., Ltd. ("Hyundai"), LG Information & Communications Co., Ltd. ("LGIC") and Samsung Electronics Co. Ltd. ("Samsung"). The Company also sells amplifiers domestically to numerous wireless infrastructure equipment suppliers, including ADC Wireless Systems, Inc., AirNet Communications Corp., AT&T Wireless Services, BellSouth Cellular Corp., Metawave Communications Corporation and Phoenix Wireless Group, Inc.

  The worldwide wireless communications market, which consists of cellular, PCS, SMR, paging, air-to-ground and other applications, has experienced significant growth in recent years. The growth in wireless communications is largely attributable to increased affordability of consumer equipment, such as cellular phones and pagers, more comprehensive service coverage at lower prices and technological advancements which have resulted in improved transmission quality and reliability. International growth has also been driven by the build-out of cellular networks, including those designed to serve as primary telephone systems in part due to inadequacies in existing wireline infrastructures. As demand continues to grow for wireless communications, many service providers either are switching from analog networks to digital networks, which provide for a greater number of transmissions and improved call quality over the same range of existing frequencies, or are further upgrading the capacity of their existing analog networks.

  Consumer demand for additional services, combined with capacity constraints and other limitations of cellular networks, has also led to the development of PCS which utilizes a higher frequency range and lower power than traditional cellular networks. The continued growth of wireless communications networks throughout the world along with continued upgrading of existing analog systems is expected to result in increased demand for wireless infrastructure equipment, such as the ultra-linear RF power amplifiers manufactured by the Company.

  The Company's strategic objective is to be the leading third-party supplier of high performance RF power amplifiers for use in both digital and analog wireless networks worldwide. The Company's strategy includes the following key elements: (i) provide leading technology to the RF amplifier industry;
(ii) leverage its position as a leading multi-carrier amplifier supplier; (iii) expand relationships with leading original equipment manufacturers ("OEMs");
(iv) increase penetration in the PCS market; (v) maintain its commitment to quality, reliability and manufacturability; and (vi) increase Powerwave's involvement in its customers' product development process. The Company intends to pursue each of these elements of its strategy by focusing its core strengths on the global wireless communications market.

  The Company was incorporated in Delaware in January 1985 under the name Milcom International, Inc. and changed its name to Powerwave Technologies, Inc. in June 1996. The Company's headquarters and principal place of business are located at 2026 McGaw Avenue, Irvine, California 92614, and its telephone number is (714) 757-0530.

                                  THE OFFERING

 Common Stock offered by the Company..............    750,000 shares
 Common Stock offered by the Selling Shareholders.  2,500,000 shares
 Common Stock to be outstanding after the Offering 17,031,324 shares(1)
 Use of proceeds.................................. The net proceeds of the
                                                   Offering will be used for
                                                   capital expenditures, new
                                                   product development, working
                                                   capital and other general
                                                   corporate purposes. See "Use
                                                   of Proceeds."
 Nasdaq National Market symbol.................... PWAV

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                       YEAR ENDED               THREE MONTHS ENDED
                         -------------------------------------- -------------------
                         DECEMBER 31, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                             1994         1995         1996       1996      1997
                         ------------ ------------ ------------ --------- ---------
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............   $22,861      $36,044      $60,331     $13,807   $20,243
 Cost of sales..........    14,466       22,713       34,770       8,229    11,528
 Gross profit...........     8,395       13,331       25,561       5,578     8,715
 Operating expenses:
   Sales and marketing..       570        1,557        4,365       1,056     1,581
   Research and
    development.........     1,433        2,252        5,770       1,075     2,211
   General and
    administrative......     1,518        1,958        2,991         612       943
 Total operating
  expenses..............     3,521        5,767       13,126       2,743     4,735
 Operating income.......     4,874        7,564       12,435       2,835     3,980
 Other income
  (expense).............       (20)          32          484          59       473
 Income before income
  taxes.................     4,854        7,596       12,919       2,894     4,453
 Provision for income
  taxes.................     1,908        3,116        5,297       1,186     1,692
 Net income ............   $ 2,946      $ 4,480      $ 7,622     $ 1,708   $ 2,761
 Pro forma net income
  and net income per
  share(2)..............                $   .31      $   .52     $   .12   $   .17
 Pro forma weighted
  average and weighted
  average common
  shares................                 14,475       14,606      14,475    16,728

                                                              MARCH 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
 Working capital........................................  $37,341    $52,626
 Total assets...........................................   58,381     73,666
 Long-term debt.........................................      631        631
 Total shareholders' equity.............................   43,702     58,987

--------
(1) Excludes 1,949,375 shares of Common Stock issuable upon exercise of outstanding stock options as of March 30, 1997 at a weighted average exercise price of $4.36 per share, other than options to acquire 40,000 shares that will be exercised, and which underlying shares will be sold in the Offering, by certain Selling Shareholders. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,095,000 shares of Common Stock under the 1995 Stock Option Plan, the next 843,615 shares issued under that Plan upon option exercises will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. See "Capitalization" and "Management--1995 Stock Option Plan."
(2) See Note 2 of Notes to Consolidated Financial Statements.
(3) Adjusted to reflect the sale by the Company of 750,000 shares of Common Stock and the application of the estimated net proceeds therefrom and the receipt of the exercise price related to the exercise of options to purchase 40,000 shares which are being sold in the Offering. See "Use of Proceeds," "Capitalization" and "Selected Financial Data."

  Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that are based on the beliefs of, and estimates and assumptions made by and information currently available to, the Company's management. Such statements are subject to certain risks, uncertainties and assumptions. Actual results may vary materially from those expected or anticipated in these forward-looking statements, including those set forth below and elsewhere in this Prospectus. See "Certain Forward-Looking Statements."

CUSTOMER CONCENTRATION

  A small number of customers account for a substantial majority of the Company's net sales. Although the Company is attempting to expand its customer base, the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company believes that its future success depends upon its ability to broaden its customer base. The Company's three largest customers include, in alphabetical order, Hyundai, LGIC and Samsung. For the quarter ended March 30, 1997, these customers, each of which accounted for more than 20% of the Company's net sales for such period, accounted for approximately 83% of the Company's net sales. For fiscal 1996, these customers accounted for approximately 75% of the Company's net sales. Hyundai, LGIC and Samsung currently purchase products primarily for implementation in the South Korean digital cellular telephone network. During the fourth quarter of 1996, they began purchasing PCS products for the planned implementation in South Korea of a new digital PCS network with initial operation targeted for January 1998. The Company expects that these three customers will account for a substantial majority of the Company's PCS product sales for the foreseeable future. In addition, the Company currently believes that the South Korean digital cellular network is more than 60% completed and that the build-out phase of this network will begin declining during 1997 with full deployment estimated to be completed by the end of 1998. The delay, termination or early completion of the implementation of the South Korean digital cellular or PCS communications networks would have a material adverse effect on the Company's business, results of operations and financial condition.

  A limited number of large OEMs account for a majority of RF power amplifier purchasers in the wireless infrastructure equipment market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these types of customers. There can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, major customers also have significant leverage and may attempt to change the terms, including pricing and product delivery schedules, upon which the Company and such customers do business, thereby adversely affecting the Company's business, results of operations and financial condition. Further, one or more of these customers may determine to manufacture amplifiers internally, thus reducing or eliminating its purchases from the Company and possibly becoming a direct competitor of the Company. See "--Internal Amplifier Production Capabilities of OEMs." As a result, the Company's success will depend upon its ability to expand its customer base and, in particular, to successfully market its products to OEMs for wireless networks and have its products chosen over any internally designed or manufactured products.

  The Company currently sells to its major customers under purchase orders which are usually placed with short delivery requirements. As such, while the Company receives periodic order forecasts from its major customers, such customers have no obligation to purchase the forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. Nonetheless, the Company maintains significant work-in-progress and raw materials inventory as well as maintaining increased levels of technical production staff to meet order forecasts. To the extent its major customers purchase less than the forecasted amounts, the Company will have higher levels of inventory than otherwise needed, increasing the risk of obsolescence, and the Company will have increased levels of production staff to support such forecasted orders. Such higher levels of inventory and increased employee levels would reduce the Company's liquidity and could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, in the event the Company's major customers desire to purchase products in excess of the forecasted amounts, the Company may not have sufficient inventory or manufacturing capacity to fill such increased orders, which could have a material adverse effect on the Company's relationships and future business with its customers.

RELIANCE UPON SOUTH KOREAN MARKET AND GROWTH OF WIRELESS SERVICES MARKET

  Three of the Company's customers, Hyundai, LGIC and Samsung, collectively accounted for approximately 83% of the Company's net sales for the quarter ended March 30, 1997, and approximately 75% of the Company's net sales for fiscal 1996. These customers are expected to continue to account for a substantial majority of the Company's sales during the remainder of 1997. These customers supply equipment for implementation in the South Korean digital cellular and PCS networks. During fiscal 1995, 1996 and the first quarter of 1997, Hyundai, LGIC and Samsung purchased multi-carrier linear RF power amplifiers for installation in the build-out of the South Korean digital cellular network. The delay or termination of the implementation of the South Korean digital cellular network would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company currently believes that the South Korean digital cellular network is more than 60% completed and that the build-out phase of this network will begin declining during 1997 with full deployment estimated to be completed by the end of 1998. Accordingly, the Company's sales directly related to the South Korean digital cellular network are anticipated to decrease significantly over the same time period.

  In contrast to the South Korean digital cellular network, the build-out of the South Korean PCS network is in its initial stages. During the first quarter of 1997, the Company began shipping in volume PCS single carrier amplifiers for use in the new PCS network being built in South Korea. The delay or termination of the infrastructure build-out of the South Korean PCS network would have a material adverse effect on the Company's business, results of operations and financial condition. Further, even if this network is developed as anticipated, there can be no assurance that the Company's PCS products will achieve market acceptance, or be capable of being manufactured at competitive prices in sufficient volumes. In the event that the Company's PCS products are not timely developed or do not gain market acceptance or are not capable of being manufactured at competitive costs, the Company's business, results of operations and financial condition would be materially adversely affected.

  Hyundai, LGIC and Samsung also have begun marketing wireless infrastructure equipment for installation in networks outside of the South Korean market. There can be no assurance that such customers will be successful in obtaining new business outside of South Korea or that, if successful, they will continue to purchase amplifiers from the Company. Any significant decrease in the Company's sale of amplifiers to these customers, without an offsetting increase in sales to other customers, would have a material adverse effect on the Company's business, results of operations and financial condition.

  A substantial majority of the Company's revenues are derived from the sale of RF power amplifiers for wireless communications networks, and the future success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless communications services, including PCS, in the United States and internationally. There can be no assurance that either subscriber use or the implementation of wireless communications services will continue to grow, or that such factors will create demand for the Company's products. The Company believes that continued growth in the use of wireless communications services depends on significant reductions in infrastructure capital equipment cost per subscriber and corresponding reductions in wireless service pricing. While in the United States the Federal Communications Commission ("FCC") has adopted regulations requiring local phone companies to reduce the rates charged to cellular carriers for connection to their wireline networks, it is anticipated that wireless service rates will remain higher than rates charged by traditional wireline companies. The growth in the implementation of wireless communications services is dependent upon both developed countries, such as the United States, allowing continued deployment of new networks, and less developed foreign countries deploying wireless communications networks as opposed to constructing wireline infrastructures. Foreign countries or local government authorities may decline to construct wireless communications systems, place moratoriums on building base stations or terminate or delay construction of such systems for a variety of reasons, including environmental issues, political unrest, economic downturns, the availability of favorable pricing for other communications services, the availability and cost of related equipment or other delays in the implementation of these systems, in which event demand for the Company's products will be similarly reduced or delayed, which would materially adversely affect the Company's business, results of operations and financial condition. See "--Risks of Doing Business in International Markets."

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company experiences, and expects to continue to experience, significant fluctuations in sales and operating results from quarter to quarter. Quarterly results fluctuate due to a number of factors, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the Company's quarterly results of operations can vary due to the timing, cancellation, or rescheduling of customer orders and shipments; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components; capacity and production constraints associated with single source component suppliers; the timing, availability and sale of new products by the Company; product failures and associated in-field support; changes in the mix of products having differing gross margins; warranty expenses; changes in average sales prices; long sales cycles associated with the Company's products; and variations in product development and other operating expenses. The Company's quarterly revenues are also affected by volume discounts given to certain customers for large volume purchases over a given period of time. In addition, the Company's quarterly results of operations are influenced by competitive factors, including pricing, availability and demand for the Company's and competitor's amplification products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such net sales shortfall. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. In addition, while the Company receives periodic order forecasts from its major customers, such customers have no binding obligation to purchase the forecasted amounts. See "--Customer Concentration." Order deferrals and cancellations by the Company's customers, declining average sales prices, changes in the mix of products sold, delays in the Company's introduction of new products and longer than anticipated sales cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. There can be no assurance that the Company's quarterly results of operations will not be similarly adversely affected in the future.

  Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that the Company will maintain its current profitability in the future or that future revenues and operating results will not be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected. See "--Possible Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DECLINING AVERAGE SALES PRICES

  The Company has experienced, and expects to continue to experience, declining average sales prices for its products. Wireless infrastructure OEMs have come under increasing price pressure from cellular service providers, which in turn has resulted in downward pricing pressure on the Company's products. In addition, competition among third-party suppliers has increased the downward pricing pressure on the

Company's products. Since wireless infrastructure OEMs frequently negotiate supply arrangements far in advance of delivery dates, the Company must often commit to price reductions for its products before it knows how, or if, cost reductions can be obtained. In addition, average sales prices are affected by price discounts negotiated for large volume purchases by certain customers over a given period of time. To offset declining average sales prices, the Company believes that in the near term it must achieve manufacturing cost reductions, and in the longer term the Company must develop new products that incorporate advanced features and can be manufactured at lower cost or sold at higher average sales prices. If, however, the Company is unable to achieve such cost reductions or product improvements, the Company's gross margins could decline, and such decline could have a material adverse effect on the Company's business, results of operations and financial condition.

  In the fourth quarter of 1996, the Company introduced single carrier amplifiers for PCS networks, and it is anticipated that such products will account for an increasing percentage of the Company's net sales in the near future. Sales of single carrier amplifiers are subject to intense price competition and tend to carry lower gross margins than multi-carrier products. In addition, the Company has recently increased production levels for its single carrier PCS products and, as a result, has had difficulty reducing the cost of materials for such products during this ramp-up. In the event that the Company is unable to reduce the manufacturing costs of its single carrier amplifiers and such amplifiers account for an increased percentage of net sales, the Company's overall gross margins would be materially adversely affected.

MANAGEMENT OF GROWTH; DEPENDENCE UPON KEY PERSONNEL

  The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's management and operations. The Company's ability to compete effectively and to manage future expansion of its operations, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and effectively expand, train and manage its work force. In particular, the Company must carefully manage production and inventory levels and product quality to meet increasing product demand and new product introductions. Inaccuracies in demand forecasts in the environment in which the Company operates can result in either insufficient or excessive inventories and disproportionate overhead expenses. Any degradation in product quality could adversely impact production rates, product delivery schedules and overhead expenses associated with product support. The Company continues to implement a number of new financial and management controls, reporting systems and procedures. The Company has recently hired a significant number of employees, including engineers, production technicians and sales and marketing employees, and plans to further increase its total employee base to meet demand forecasts. In the event that the Company's new personnel are unable to work effectively as a team or achieve desired production levels and product quality or if the Company's demand forecasts are incorrect, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. The Company's failure to manage growth effectively would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."

  Due to the specialized nature of the Company's business, the Company is highly dependent on the continued services of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel. Competition for such personnel, particularly qualified engineers, is intense, and the loss of a significant number of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON SINGLE SOURCES FOR KEY COMPONENTS

  The Company currently procures, and expects to continue to procure, certain components from single source manufacturers due to unique component designs as well as certain quality and performance requirements. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components for its products from single sources. The Company has experienced, and may in the future experience, shortages of single-sourced components. In such event, the Company may have to make adjustments to both product designs and production schedules. If such single-sourced components were to become unavailable in sufficient quantities or were to become available only on terms unsatisfactory to the Company, the Company would be required to purchase comparable components from other sources and "retune" its products to function properly with the replacement components or redesign its products to use other components, either of which could result in delays in production and delivery. If for any reason the Company could not obtain comparable replacement components in sufficient volume from other sources or could not expeditiously retune its products to operate with the replacement components, or redesign its products to use other components, the Company's business, results of operations and financial condition could be adversely affected. In addition, if the Company were unable to obtain sufficient quantities of single-sourced components used in the manufacture of its RF power amplifiers, resulting delays or reductions in product shipments could occur and could have a material adverse effect on the Company's business, results of operations and financial condition, including a material adverse effect on the Company's relationships with its customers as well as potential customers.

COMPETITION

  The wireless infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. The principal elements of competition in the Company's market include performance, functionality, reliability, pricing, quality, the ability to design products which can be efficiently manufactured in volume production, time-to-market delivery capabilities and standards compliance. While the Company believes that overall it competes favorably with respect to the foregoing elements, there can be no assurance that it will be able to continue to do so.

  Currently, the Company competes primarily with Avantek (a division of Hewlett-Packard), M/A-COM, Inc. (a subsidiary of AMP, Inc.), Microwave Power Devices, Inc. and Spectrian Corporation, in addition to the amplifier manufacturing operations captive within certain of the leading wireless infrastructure OEMs. Certain of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and have achieved greater name recognition for their existing products and technologies than has the Company.

  The Company's success depends in part upon the rate at which wireless infrastructure OEMs incorporate the Company's products into their systems. The Company believes that a substantial portion of the present worldwide production of amplifiers is captive within the internal manufacturing operations of a small number of wireless infrastructure OEMs and that the amplifiers manufactured by these OEMs are offered for sale as part of their wireless systems. These OEMs include, among others, LM Ericsson Telephone Company ("Ericsson"), Lucent Technologies Incorporated ("Lucent"), Motorola Corporation ("Motorola"), Nokia Corporation ("Nokia") and Northern Telecom Limited ("Nortel"). In addition, Samsung, a significant customer of the Company, manufactures power amplifiers in addition to purchasing such components from the Company. The Company believes that these OEMs, as well as other customers of the Company, continuously evaluate whether to manufacture their own RF power amplifiers rather than purchase them from third-party vendors such as the Company. These and other large manufacturers of wireless infrastructure equipment could also determine to offer and sell their power amplifiers to other OEMs or customers of the Company and compete directly with the Company. In addition, these or other OEMs may enter into joint ventures or strategic relationships with the Company's competitors, in which event the Company's ability to sell products to such OEMs could be reduced or eliminated. See "--Internal Amplifier Production Capabilities of OEMs."

  The Company has experienced significant price competition and expects price competition in the sale of RF power amplifiers to increase. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. Several of the Company's competitors have substantial financial resources, which may enable them to withstand sustained price competition or a downturn in the market. There can be no assurance that the Company will be able to compete successfully in the pricing of its products, or otherwise, in the future. See "Business--Competition."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS

  The markets in which the Company and its customers compete are characterized by rapidly changing technology, evolving industry standards and communications protocols, and continuous improvements in products and services. The Company's future success depends on its ability to enhance its current products and to develop and introduce in a timely manner new products that keep pace with technological developments, industry standards and communications protocols, compete effectively on the basis of price, performance and quality, adequately address OEM customer and end-user customer requirements and achieve market acceptance. The Company believes that to remain competitive in the future it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. During the first quarter of 1997, the Company continued to invest significant resources in the development and manufacture of RF power amplifiers for PCS networks and expects to continue to invest significant resources in this area. There can be no assurance that the deployment of PCS networks will not be delayed or that the Company's PCS products will achieve market acceptance or be capable of being manufactured at competitive prices in sufficient volumes. In the event the Company's PCS products are not timely and economically developed and are not produced in sufficient quantities or do not achieve widespread market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

  In addition to its PCS development efforts, the Company continues to develop improvements and additions to its cellular line of amplifier products, including the Company's next-generation multi-carrier linear cellular amplifier. Any delays in commencement of commercial shipments of these products may result in customer dissatisfaction and delay or loss of product revenues, which could have a material adverse effect on the Company's business, results of operations and financial condition. No assurance can be given that the Company's product development efforts will be successful, that its new products will achieve customer acceptance or that its customers' products and services will achieve market acceptance. If a significant number of development projects do not result in manufacturable new products or product enhancements within anticipated time-frames, the Company's business, results of operations and financial condition could be materially adversely affected. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development, introduction or deliveries, could result in a loss of competitiveness and reduced net sales. While the Company maintains an active development program to attempt to improve its product offerings, there can be no assurance that such efforts will be successful or that other companies or institutions will not develop and commercialize products based on new technologies that are superior in performance or cost-effectiveness to the Company's products. There also can be no assurance that the Company's products will not be rendered obsolete by the introduction and acceptance of new communications protocols. See "Business--Product Development."

NO ASSURANCE OF PRODUCT MANUFACTURABILITY, QUALITY OR RELIABILITY

  Manufacturing the Company's products is an extremely complex process and requires significant time and expertise to tune the products to meet customers' specifications. The ability of the Company to cost-effectively manufacture its RF power amplifier products in volume is substantially dependent upon the

Company's ability to tune these products to meet specifications in an efficient manner. In this regard, the Company is dependent upon its staff of trained technicians and engineers. If the Company is unable to design its products to minimize the manual tuning process or if the Company were unable to attract additional trained technicians, or were to lose the services of a number of its trained technicians, the Company's business, results of operations and financial condition would be materially adversely affected. The Company has been required to replace certain components in some of its products in accordance with warranty provisions under which the products were sold. The Company recently introduced single carrier RF power amplifiers for PCS networks and anticipates that it will continue to introduce new-generation RF power amplifier products for both cellular and PCS networks. Companies involved in the development and manufacture of new products which contain complex technologies often encounter difficulties in performance and reliability and encounter delays in product introduction and volume shipments. The Company believes that customers will demand increasingly stringent product performance, quality and reliability. The Company has in the past experienced, and may from time to time in the future experience, quality problems with its products. If any of these problems were to occur on a significant level, the Company could experience increased costs, delays in or cancellations of, or rescheduling of, orders or deliveries and product returns, any of which could damage relationships with current customers and have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company's product designs will continue to be successful or will keep pace with technological developments, evolving industry standards and communications protocols, and allow for continuous improvements in product quality and meet the quality standards of customers. Any potential design problems could damage relationships with both existing and prospective customers and, in particular, could limit the Company's ability to market its products to large OEMs, many of which manufacture power amplifiers internally and have stringent quality control standards. See "-- Internal Amplifier Production Capabilities of OEMs."

INTERNAL AMPLIFIER PRODUCTION CAPABILITIES OF OEMS

  Many of the leading wireless infrastructure equipment manufacturers internally manufacture their own RF power amplifiers, and the Company believes that its existing customers continuously evaluate whether to manufacture their own amplifiers. Certain customers of the Company have produced internally designed amplifiers in an attempt to replace products manufactured by the Company. The Company expects that this practice will continue. In addition, one of the Company's customers has entered into a joint venture manufacturing arrangement with one of the Company's competitors. In the event that customers of the Company do manufacture their own amplifiers, such customers could eliminate or reduce their purchases of the Company's products. There can be no assurance that the Company's current customers will continue to rely, or expand their reliance, on the Company as an external source of supply for their RF power amplifiers, or that other wireless telecommunications OEMs such as Lucent, Ericsson, Motorola, Nokia and Nortel will become and remain customers of the Company. OEMs with internal manufacturing capabilities could also sell amplifiers externally to other OEMs, thereby competing directly with the Company. In addition, even if the Company were successful in selling its products to these OEMs, it is anticipated that such OEMs would demand price and other concessions based on their ability to manufacture amplifiers internally. There can be no assurance that the Company will continue to enter into supply contracts with OEMs on terms that are acceptable to the Company, if at all, or that such contracts will not be terminated on short notice. Any significant loss of sales to current customers, not offset by sales to other customers, would have a material adverse effect on the Company's business, results of operations and financial condition. If, for any reason, the Company's major customers decide to produce their RF power amplifiers internally or through joint ventures with other competitors, the Company's business, results of operations and financial condition could be materially adversely affected.

  The Company's customers and other wireless infrastructure equipment manufacturers are protective of their intellectual property, which may contribute to certain manufacturers deciding to not seek RF power amplifiers from external sources. While the Company takes measures to ensure the confidentiality of intellectual property disclosed to the Company by its customers or developed by the Company for such customers, the appearance of a close working relationship with a particular customer may adversely affect the Company's ability to establish or maintain a relationship with, or sell products to, competitors of the particular customer. If the Company's major customers decide to not purchase products from the Company due to the Company's relationship to other customers, the Company's business, results of operations and financial condition could be materially adversely affected.

RISKS OF DOING BUSINESS IN INTERNATIONAL MARKETS

  For the fiscal years 1995, 1996 and the first quarter ended March 30, 1997, international revenues accounted for approximately 67%, 77% and 85%, respectively, of the Company's net sales. The Company expects that international revenues will continue to account for a significant percentage of the Company's net sales for the foreseeable future. As a result, the Company is subject to various risks, including a greater difficulty of administering business globally, compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers, differences in intellectual property protections, health and safety requirements, difficulties in staffing and managing foreign operations, longer accounts receivable cycles, currency fluctuations, restrictions against the repatriation of earnings, export control restrictions, overlapping or differing tax structures, political and economic instability and general trade restrictions. If any of these risks materializes, it could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, a large portion of the Company's existing customers and potential new customers are servicing new markets in developing countries that the Company's customers expect will deploy wireless communication networks as an alternative to the construction of a wireline infrastructure. If such countries decline to construct wireless communication systems, or construction of such systems are delayed for a variety of reasons, including business and economic conditions and changes in economic stability due to factors such as increased inflation and political turmoil, such delays could have a material adverse effect on the Company's business, results of operations and financial condition. In recent years, a majority of the Company's net sales resulted from the sale of products to a small number of companies in South Korea, where future sales may be dependent upon continuing favorable trade relations with the United States and a lack of political conflicts with North Korea. There have been recent press reports of deteriorating living conditions within North Korea, which could lead to civil unrest possibly resulting in potential military conflicts with South Korea. Any conflict, either political or military, between North and South Korea could have a material adverse impact on the Company's business, results of operations and financial condition. Any significant change in United States trade relations or the economic or political stability of foreign locations in which the Company sells its products could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company's foreign sales are generally invoiced in U.S. dollars. Accordingly, the Company does not currently engage in foreign currency hedging transactions. However, as the Company continues to expand its international operations, the Company may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. There can be no assurance that a currency hedging strategy would be successful in avoiding exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of the Company's foreign customers should increase, the resulting effective price increase of the Company's products to such foreign customers could result in decreased sales which could have a material adverse impact on the Company's business, results of operations and financial condition.

PROPRIETARY TECHNOLOGY; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

  The Company relies primarily upon trade secrets to protect its intellectual property. The Company generally enters into confidentiality and non-disclosure agreements with its employees and limits access to and distribution of its proprietary information. In addition, the Company has applied for a U.S. patent for its proprietary implementation of feedforward technology and regularly examines various aspects of its technology for possible patent applications. The Company believes that its success depends upon the knowledge and experience of its management and technical personnel and its ability to market its existing products and to develop new products.

  The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing upon the rights of others. There can be no assurance that the Company will be able to successfully protect its intellectual property or that the Company's intellectual property or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of certain countries in which the Company's products are or may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property and proprietary technology could have a material adverse effect on its business, results of operations and financial condition. As the number of patents, copyrights and other intellectual property rights in the Company's industry increases, and as the coverage of these rights and the functionability of the products in the market further overlap, the Company believes that its products may increasingly become the subject of infringement claims. The Company may in the future be notified that it is infringing upon certain patent or other intellectual property rights of others. Although the Company has not received any such notification to date and there are no pending or threatened intellectual property lawsuits against the Company, there can be no assurance that such litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition. A third party claiming infringement may also be able to obtain an injunction or other equitable relief, which could effectively block the ability of the Company or its customers to distribute, sell or import into the United States allegedly infringing products. If it appears necessary or desirable, the Company may seek licenses under patents or other rights from third parties covering intellectual property that the Company is allegedly infringing. No assurance can be given, however, that any such licenses could be obtained on terms acceptable to the Company, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Intellectual Property."

RISKS ASSOCIATED WITH DEVELOPING TECHNOLOGIES; PRODUCT LIABILITY

  If wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined, perceived or alleged to create a health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them. The occurrence of any of such event could have a material adverse effect on the Company's business, results of operations and financial condition. Any alleged health or environmental risk could also lead to a delay or prohibition against the installation of wireless networks which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, an inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could inhibit the commercialization of the Company's products and have a material adverse effect on the Company's business, results of operations and financial condition. Further, the installation of base stations for wireless networks may be delayed or prohibited by various environmental regulations. Any such delay or prohibition would have a material adverse effect on the Company's business, results of operations and financial condition.

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. Certain of the Company's products are also subject to regulation of emissions by the FCC and similar government agencies. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained all necessary environmental permits and licenses to conduct its business. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Corrective action may require the Company to acquire expensive remediation equipment or to incur substantial expenses. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could materially adversely affect the Company's business, results of operations and financial condition. In addition, the installation of base stations by wireless service providers may be delayed or restricted by various environmental regulations, land use restrictions and zoning ordinances. Any such delay or restriction could have a material adverse effect on the Company' business, results of operations and financial condition.

GOVERNMENT REGULATION OF COMMUNICATIONS INDUSTRY

  Radio frequency transmissions and emissions, and certain equipment used in connection therewith, are regulated in the United States, Canada and internationally. Regulatory approvals generally must be obtained by the Company in connection with the manufacture and sale of its products, and by the Company's customers to operate the Company's products. The FCC has adopted new regulations that impose more stringent radio frequency emissions standards on the communications industry and there can be no assurance that the Company and its customers will not be required to alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals, which could materially adversely affect the Company's products and markets. The Company is also subject to regulatory requirements in international markets where the Company is less prominent than local competitors and may have fewer opportunities to participate in the formation of regulatory and standards policies. The enactment by federal, state, local or international governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for the Company's products. Although recent liberalization of international communications industries along with recent radio frequency spectrum allocations made by the FCC have increased the potential demand for the Company's products by providing users of those products with opportunities to establish new PCS networks, there can be no assurance that the trend toward deregulation and current regulatory developments favorable to the promotion of new and expanded wireless services will continue or that other future regulatory changes will have a positive impact on the Company. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers. These delays could have a material adverse effect on the Company's business, results of operations and financial condition.

POSSIBLE VOLATILITY OF STOCK PRICE

  The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, and the market prices for securities of technology companies have been especially volatile. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. Factors such as fluctuations in the Company's results of operations, failure of such results of operations to meet the expectations of stock market analysts and investors, change in stock market analyst recommendations regarding the Company, timing and announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents and proprietary rights, timing and announcements of developments related to the Company's customers, results of operations of certain of the Company's competitors, government regulation, political instability in countries in which the Company sells its products, changes in the wireless communications industry generally and general market conditions may have a significant adverse effect on the market price of the Common Stock.

CONTROL BY DIRECTORS, OFFICERS AND AFFILIATED ENTITIES

  The Company's directors, officers and entities affiliated with them will, in the aggregate, beneficially own approximately 57% of the Company's outstanding Common Stock following the completion of the Offering. These shareholders, if acting together, would be able to control substantially all matters requiring approval by the shareholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. Such concentration of ownership could discourage or prevent a change in control of the Company. See "Principal and Selling Shareholders."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Amended and Restated Certificate of Incorporation allows the Company to issue up to 5,000,000 shares of currently undesignated Preferred Stock, to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed on any unissued series of that Preferred Stock, and to fix the number of shares constituting any such series and the designation of such series, without any vote or future action by the shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The Amended and Restated Certificate of Incorporation also eliminates the ability of shareholders to call special meetings. The Company's Amended and Restated Bylaws require advance notice to nominate a director or take certain other actions. Such provisions may make it more difficult for shareholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. In addition, the Company has not elected to be excluded from the provisions of Section 203 of the Delaware General Corporation Law, which imposes certain limitations on transactions between a corporation and "interested" shareholders, as defined in such provisions. See "Description of Capital Stock."

ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

  Sales of Common Stock (including Common Stock issued upon the exercise of outstanding options) in the public market after the Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems acceptable, or at all. Upon the completion of the Offering, the Company will have 17,031,324 shares of Common Stock outstanding. Of these outstanding shares of Common Stock, a total of 6,028,827 shares, including the 3,250,000 shares sold in the Offering, will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These restricted shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, 144(k) or 701 under the Securities Act. Certain officers, directors, Selling Shareholders and certain other shareholders owning in the aggregate 9,942,443 shares, have agreed, pursuant to certain lock-up agreements, that they will not offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. Furthermore, all executive officers, officers and directors have agreed to be precluded from selling any shares issuable to them through the exercise of options for a 90-day lock-up period. As of the date of this Prospectus, 1,015,054 restricted shares are available for sale under Rule 144 or 144(k). Upon expiration of the lock-up agreements, approximately 319,818 additional shares of Common Stock held by existing shareholders will be eligible for sale without restriction pursuant to Rule 144(k), and approximately 9,622,625 additional shares held by existing shareholders will be eligible for sale subject to the volume and other restrictions of Rule 144 and Rule 701. In addition, it is anticipated that approximately 157,030 shares of Common Stock issuable upon exercise of options outstanding at May 31, 1997, will become eligible for sale in the public market under the terms of such options upon the expiration of the lock-up agreements. Following completion of the Offering, 10,815,500 shares will be entitled to certain demand and piggyback registration rights upon termination of lock-up agreements. Any exercise of these registration rights may cause the Company to incur substantial expense, could impair the Company's ability to raise capital through the sale of its equity securities and, if sold, could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

  The Company expects to use substantially all of the net proceeds of the Offering for capital expenditures, to finance new product development and to increase the Company's funds available for working capital and other general corporate purposes. The Company may utilize approximately $1.0 million of the proceeds for capital expenditures related to the purchase of new equipment and expansion of its facilities. Approximately $1.5 million of the proceeds may be used toward new product research and development efforts, including research and development related to PCS and cellular amplifiers and enhancements. The remainder of the proceeds, approximately $12.7 million, may be used toward other working capital purposes, such as increasing the Company's engineering activities and augmenting the Company's sales, marketing, administrative and technical support organizations. A portion of the net proceeds may also be used for strategic acquisitions of businesses, products or technologies complementary to those of the Company; however, the Company is not currently a party to any commitments or agreements and is not currently involved in any negotiations with respect to any acquisitions. The Company's management will have broad discretion to allocate the proceeds of the Offering, and the amounts actually expended for each use listed above may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, the status of competitive products and acquisition opportunities presented to the Company. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade money market instruments. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

  The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 750,000 shares of Common Stock offered by the Company hereby are estimated to be $15,175,000 ($20,400,000 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

  The Company expects to use substantially all of the net proceeds of the Offering for capital expenditures, to finance new product development and to increase the Company's funds available for working capital and other general corporate purposes. The Company may utilize approximately $1.0 million of the proceeds for capital expenditures related to the purchase of new equipment and expansion of its facilities. Approximately $1.5 million of the proceeds may be used toward new product research and development efforts, including research and development related to PCS and cellular amplifiers and enhancements. The remainder of the proceeds, approximately $12.7 million, may be used toward other working capital purposes, such as increasing the Company's engineering activities and augmenting the Company's sales, marketing, administrative and technical support organizations. A portion of the net proceeds may also be used for strategic acquisitions of businesses, products or technologies complementary to those of the Company; however, the Company is not currently a party to any commitments or agreements and is not currently involved in any negotiations with respect to any acquisitions. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade money market instruments.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "PWAV." The following table sets forth for the periods indicated the range of high and low sales prices for the Company's Common Stock.

                                                                  HIGH     LOW
                                                                 ------- -------
      FISCAL YEAR 1996
      December 6 through December 29, 1996...................... $16 1/4 $11
      FISCAL YEAR 1997
      First Quarter Ended March 30, 1997........................ $25     $14
      Second Quarter Ended June 29, 1997........................ $23 7/8 $14 1/2
      Third Quarter (through June 30, 1997)..................... $23 7/8 $21 3/8

  On June 30, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $22.50 per share. As of June 2, 1997, the Company had approximately 37 holders of record of the Common Stock, and the Company estimates that it had approximately 1,800 beneficial holders of its Common Stock.

                                DIVIDEND POLICY

  The Company anticipates that all future earnings will be retained to finance future growth. The Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends on the Common Stock in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth as of March 30, 1997 (i) the actual capitalization of the Company; and (ii) the capitalization of the Company as adjusted to reflect the receipt of net proceeds from the sale of 750,000 shares of Common Stock offered hereby. This table should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. See "Selected Consolidated Financial Data."

                                                           MARCH 30, 1997
                                                         --------------------
                                                                       AS
                                                          ACTUAL   ADJUSTED(1)
                                                         --------  ----------
                                                           (IN THOUSANDS)
Long-term debt.......................................... $    631   $    631
Shareholders' equity:
Preferred Stock, $.0001 par value; 5,000,000 shares
 authorized and no shares outstanding...................      --         --
Common Stock, $.0001 par value; 40,000,000 shares
 authorized, 16,241,324 shares issued and outstanding,
 actual; 17,031,324 shares issued and outstanding, as
 adjusted (1)(2)........................................   37,668     52,953
Retained earnings.......................................   18,265     18,265
Less treasury stock at cost.............................  (12,231)   (12,231)
                                                         --------   --------
  Total shareholders' equity............................   43,702     58,987
                                                         --------   --------
    Total capitalization................................ $ 44,333   $ 59,618
                                                         ========   ========

--------
(1) Adjusted to reflect the sale by the Company of 750,000 shares of Common Stock and the application of the estimated net proceeds therefrom and the receipt of the exercise price related to the exercise of options to purchase 40,000 shares which are being sold in the Offering. See "Use of Proceeds" and "Selected Consolidated Financial Data."

(2) Excludes 1,949,375 shares of Common Stock issuable upon exercise of outstanding stock options as of March 30, 1997 at a weighted average exercise price of $4.36 per share, other than options to acquire 40,000 shares that will be exercised, and which underlying shares will be sold in the Offering, by certain Selling Shareholders. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,095,000 shares of Common Stock under the 1995 Stock Option Plan, the next 843,615 shares issued under that Plan upon option exercises will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. See "Management--1995 Stock Option Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statements of operations data set forth below for each of the fiscal years ended December 31, 1994, 1995 and December 29, 1996 and the balance sheet data as of December 31, 1995 and December 29, 1996 are derived from the financial statements of the Company audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this Prospectus. The selected statement of operations data for the fiscal year ended December 31, 1993 and the balance sheet data as of December 31, 1993 and 1994, are derived from the Company's audited financial statements which are not included herein. The selected financial data with respect to the Company's consolidated statements of operations for the year ended December 31, 1992 and the consolidated balance sheet as of December 31, 1992 are derived from the Company's unaudited consolidated financial statements, which are not included herein. The selected consolidated financial data with respect to the Company's consolidated statements of operations for the three months ended March 31, 1996 and March 30, 1997 and the consolidated balance sheets as of March 31, 1996 and March 30, 1997, are derived from the Company's unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the audited consolidated financial statements and include all normal recurring adjustments necessary for a fair presentation of the information. The results of operations for the fiscal three months ended March 30, 1997 are not necessarily indicative of the results to be expected for any subsequent period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                           YEAR ENDED                   THREE MONTHS ENDED
                          --------------------------------------------- --------------------
                          DEC. 31, DEC. 31, DEC. 31,  DEC. 31, DEC. 29, MAR. 31,   MAR. 30,
                            1992     1993     1994      1995     1996     1996       1997
                          -------- -------- --------  -------- -------- ---------  ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............   $4,083   $8,717  $22,861   $36,044  $60,331  $  13,807  $  20,243
Cost of sales...........    2,928    6,567   14,466    22,713   34,770      8,229     11,528
                           ------   ------  -------   -------  -------  ---------  ---------
Gross profit............    1,155    2,150    8,395    13,331   25,561      5,578      8,715
                           ------   ------  -------   -------  -------  ---------  ---------
Operating expenses:
 Sales and marketing....      200      387      570     1,557    4,365      1,056      1,581
 Research and
  development...........      380      581    1,433     2,252    5,770      1,075      2,211
 General and
  administrative........      384      559    1,518     1,958    2,991        612        943
                           ------   ------  -------   -------  -------  ---------  ---------
Total operating
 expenses...............      964    1,527    3,521     5,767   13,126      2,743      4,735
                           ------   ------  -------   -------  -------  ---------  ---------
Operating income........      191      623    4,874     7,564   12,435      2,836      3,980
Other income (expense)..        6       (5)     (20)       32      484         59        473
                           ------   ------  -------   -------  -------  ---------  ---------
Income before income
 taxes..................      197      618    4,854     7,596   12,919      2,894      4,453
Provision for income
 taxes..................       35      267    1,908     3,116    5,297      1,186      1,692
                           ------   ------  -------   -------  -------  ---------  ---------
Net income..............   $  162   $  351  $ 2,946   $ 4,480  $ 7,622  $   1,708  $   2,761
                           ======   ======  =======   =======  =======  =========  =========
Pro forma net income and
 net income per
 share(1)...............                              $   .31  $   .52  $     .12  $     .17
                                                      =======  =======  =========  =========
Pro forma weighted
 average and weighted
 average common shares..                               14,475   14,606     14,475     16,728
                                           YEAR ENDED                   THREE MONTHS ENDED
                          --------------------------------------------- --------------------
                          DEC. 31, DEC. 31, DEC. 31,  DEC. 31, DEC. 29, MAR. 31,   MAR. 30,
                            1992     1993     1994      1995     1996     1996       1997
                          -------- -------- --------  -------- -------- ---------  ---------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............   $  396   $  359  $ 3,030   $ 5,861  $32,386  $   6,002  $  36,021
Working capital.........      592      679    3,486     9,640   33,243     10,946     37,341
Total assets............    1,631    4,446    9,551    16,463   46,932     19,467     58,381
Long-term debt..........       63       56      176       138      520        120        631
Total shareholders'
 equity(2)..............      845    1,196    4,142    10,620   36,843     11,878     43,702

-------
(1) See Note 2 of Notes to Consolidated Financial Statements.
(2) Includes amounts attributable to Preferred Stock at December 31, 1995 and March 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Powerwave designs, manufactures and markets ultra-linear RF power amplifiers for use in the wireless communications market. The Company's amplifiers, which are key components in wireless communications networks, increase the signal strength of wireless transmissions while reducing interference. The Company's amplifiers are currently being utilized in cellular and PCS base stations and support a broad range of analog and digital transmission protocols, including CDMA, TDMA, GSM, AMPS and TACS. The Company also produces power amplifiers for the SMR market. The Company's customer base consists primarily of OEMs of wireless infrastructure equipment as well as wireless network operators and specialized equipment manufacturers and designers in various wireless communications markets.

  Powerwave was formed in 1985 to develop a line of high-power RF amplifiers suitable for use with VHF/UHF, AM/FM transceivers. In addition, the Company offered products for use in the SMR industry. For the next several years, the Company continued product development in the land mobile radio industry, broadening its product offerings and selling to a diversified customer base.

  In late 1994, Powerwave developed a multi-carrier linear RF amplifier which could be utilized in the transmission of radio signals for cellular base stations. In 1995, the Company began supplying multi-carrier linear RF amplifiers for use in the deployment of a new digital cellular network utilizing CDMA technology in South Korea. This new South Korean digital cellular network began operating during 1996 with two independent service providers offering nationwide coverage. SK Telecom, one of the two digital cellular operators in South Korea, has reported that approximately one million subscribers were using its digital CDMA network as of March 30, 1997. During 1996, the Company commenced development of linear RF amplifier products for PCS networks. During the fourth quarter of 1996, the Company began supplying single carrier RF amplifiers for use in the deployment of a new PCS network in South Korea which is estimated to begin operation in January 1998. See "Risk Factors--Reliance upon South Korean Market and Growth of Wireless Services Market" and "--Internal Amplifier Production Capabilities of OEMs."

  A small number of customers account for a substantial majority of the Company's net sales. Although the Company is attempting to expand its customer base, the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company believes that its future success depends upon its ability to broaden its customer base. The Company's three largest customers include, in alphabetical order, Hyundai, LGIC and Samsung. For the three months ended March 30, 1997, these customers, each of which accounted for more than 20% of the Company's net sales, accounted for approximately 83% of the Company's net sales. Sales of power amplifiers to wireless infrastructure equipment suppliers are expected to continue to account for a substantial majority of the Company's product sales. Hyundai, LGIC and Samsung currently purchase products for implementation in the South Korean digital cellular network and have begun initial volume purchases of products for implementation in the PCS network under deployment in South Korea. The Company expects that sales to these customers of products for use in the South Korean digital cellular network will decline as that network nears completion, which is expected to occur by the end of 1998. See "Risk Factors--Reliance upon South Korean Market and Growth of Wireless Services Market."

  A limited number of large OEMs account for a majority of RF power amplifier purchasers in the wireless infrastructure equipment market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these types of customers. There can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Customer Concentration" and "--Internal Amplifier Production Capabilities of OEMs."

  In recent periods, Powerwave's revenues have continued to increase significantly, primarily as a result of increasing sales to a limited number of customers supplying the South Korean marketplace. The Company is attempting to expand its customer base as it pursues additional opportunities within the wireless infrastructure equipment market. The Company has experienced, and expects to continue to experience, declining average sales prices for both its multi-carrier and single carrier amplifier products. Wireless infrastructure equipment manufacturers have come under increasing price pressure from wireless service providers, which in turn has resulted in downward pricing pressure on the Company's products. Consequently, the Company believes that in order to maintain or improve existing gross margins in the near term, it must achieve manufacturing cost reductions, and in the long term it must develop new products that incorporate advanced features and that generate higher gross margins. The Company has initiated actions that it believes will reduce its materials and manufacturing costs and intends to continue to invest significant internal resources in the development of its amplification products. See "RiskFactors--Customer Concentration," "--Reliance upon South Korean Market and Growth of Wireless Services Market" and "--Declining Average Sales Prices."

RESULTS OF OPERATIONS

  The following table summarizes the Company's results of operations as a percentage of net sales for the fiscal years ended December 31, 1994, 1995 and December 29, 1996 and the three-month periods ended March 31, 1996 and March 30, 1997.

                                        AS A PERCENTAGE OF NET SALES
                         ----------------------------------------------------------
                                       YEAR ENDED               THREE MONTHS ENDED
                         -------------------------------------- -------------------
                         DECEMBER 31, DECEMBER 31, DECEMBER 29, MARCH 31, MARCH 30,
                             1994         1995         1996       1996      1997
                         ------------ ------------ ------------ --------- ---------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    100.0%       100.0%       100.0%      100.0%    100.0%
Cost of sales...........     63.3         63.0         57.6        59.6      56.9
                            -----        -----        -----       -----     -----
Gross profit............     36.7         37.0         42.4        40.4      43.1
                            -----        -----        -----       -----     -----
Operating expenses:
  Sales and marketing...      2.5          4.3          7.2         7.6       7.8
  Research and
   development..........      6.3          6.3          9.6         7.8      10.9
  General and
   administrative.......      6.6          5.4          5.0         4.4       4.7
                            -----        -----        -----       -----     -----
Total operating
 expenses...............     15.4         16.0         21.8        19.8      23.4
                            -----        -----        -----       -----     -----
Operating income........     21.3         21.0         20.6        20.6      19.7
Other income (expense)..     (0.1)         0.1          0.8         0.4       2.3
                            -----        -----        -----       -----     -----
Income before income
 taxes..................     21.2         21.1         21.4        21.0      22.0
Provision for income
 taxes..................      8.3          8.7          8.8         8.6       8.4
                            -----        -----        -----       -----     -----
Net income..............     12.9%        12.4%        12.6%       12.4%     13.6%
                            =====        =====        =====       =====     =====

YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 29, 1996

 Net Sales

  The Company's net sales are primarily derived from the sale of RF power amplifiers for use in wireless communications networks. Net sales increased by 67.4% from $36.0 million for the year ended December 31, 1995 to $60.3 million for the year ended December 29, 1996. The growth in revenue was primarily attributable to increased demand for cellular multi-carrier amplifiers, partially offset by a decrease in sales of SMR and paging amplifiers. Fiscal 1996 saw continued growth in the demand for cellular multi-carrier amplifiers by the Company's South Korean customers as they continued deployment of the digital cellular CDMA system in South Korea. The Company expects sales of cellular multi-carrier amplifiers for deployment in South Korea to decline during 1997 with full deployment estimated to be completed during 1998. For the year ended 1996, cellular multi-carrier amplifiers (including racks) accounted for approximately 79.5% of revenues or $48.0 million, compared to approximately 54.5% or $19.6 million for 1995. SMR and paging amplifiers accounted for approximately 10.8% or $6.5 million of revenues for 1996, compared to approximately 29.1% or $10.5 million of revenues for 1995. Air-to-ground amplifiers accounted for approximately 8.6% or $5.2 million for fiscal 1996, compared to 15.4% or $5.6 million for 1995. PCS products accounted for 1.1% of revenues or $0.7 million in 1996 compared to none for 1995. International sales accounted for 77.2% of revenues for 1996, compared with 67.1% for 1995.

 Gross Profit

  Cost of sales consists primarily of raw materials, assembly and test labor, overhead, warranty costs and royalties. Gross profit margins for 1995 and 1996 were 37.0% and 42.4%, respectively. The increase in gross margins during 1996 was primarily attributable to reductions in manufacturing costs and a shift in sales mix to cellular, multi-carrier linear RF amplifiers which achieved a higher percentage of sales, generating improved gross margins. While the Company continues to strive for manufacturing cost reductions to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will continue to keep pace with price declines. If the Company is unable to continue to obtain cost reductions, its gross margins and profitability will be adversely affected. For a discussion of the effects of declining average sales prices on the Company's business, see "Risk Factors-- Declining Average Sales Prices."

 Operating Expenses

  Sales and marketing expenses consist primarily of sales commissions, salaries and other expenses for sales and marketing personnel, travel expenses, reserves for credit losses and trade show expenses. Sales and marketing expenses increased by 180.3% from $1.6 million for the year ended December 31, 1995 to $4.4 million for the year ended December 29, 1996. Sales and marketing expenses as a percentage of sales were 4.3% and 7.2%, respectively. The increase in sales and marketing expenses during 1996 was primarily attributable to increases in the sales and marketing staff and sales commissions related to increased product sales. In addition, during 1996 a North American manufacturer's sales representative organization was established. The Company intends to continue increasing its investment in sales and marketing in future periods.

  Research and development expenses include ongoing amplifier design and development expenses, as well as those design expenses associated with reducing the cost and improving the manufacturability of existing amplifiers. Research and development expenses increased by 156.2% from $2.3 million for the year ended December 31, 1995 to $5.8 million for the year ended December 29, 1996. Research and development expenses as a percentage of sales were 6.3% and 9.6%, respectively. The increase in research and development expenses during 1996 was primarily attributable to increased staffing and associated engineering costs related to continued new product development, including the Company's second generation multi-carrier linear RF amplifier for cellular networks and ongoing product enhancements. In addition, during the second quarter of 1996, the Company began research and development work, which continued throughout the remainder of the year, on amplifier products for the rapidly developing PCS market. The Company intends to continue to emphasize investment in research and development programs in future periods with current programs covering both PCS and cellular products.

  General and administrative expenses consist primarily of salaries and other expenses for management, finance, facilities maintenance and human resources. General and administrative expenses increased by 52.7% from $2.0 million for the year ended December 31, 1995 to $3.0 million for the year ended December 29, 1996. General and administrative expenses as a percentage of sales were 5.4% and 5.0%, respectively. The increase in actual general and administrative expenses during 1996 was primarily attributable to increased staffing costs associated with supporting the Company's increased revenues and personnel. In addition, during 1996 there were significant expenses associated with an upgrade of the Company's computer systems and controls.

 Other Income

  The Company earned net interest income of $.5 million in 1996 compared to $32,000 for 1995. The increase in interest income is attributable to the larger cash balances the Company maintained during 1996 which were invested in short-term money market instruments.

 Provision for Income Taxes

  The Company's effective tax rate was 41.0% for both years ending December 31, 1995 and December 29, 1996.

YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1995

 Net Sales

  The Company's revenues increased 57.7% from $22.9 million in 1994 to $36.0 million in 1995. The increase in revenues from 1994 to 1995 was principally attributable to the introduction of several new cellular multi-carrier linear RF power amplifier products. In 1994, three domestic customers accounted for approximately 65% of total revenues, while in 1995 the same three customers accounted for approximately 17% of net sales, and three new customers from South Korea accounted for approximately 57% of sales. For 1994, SMR and paging systems accounted for approximately 56% of revenues, while air-to-ground amplifier sales accounted for approximately 30% of revenues. Multi-carrier linear RF amplifiers accounted for approximately 5% of revenues for 1994. For 1995, multi-carrier linear RF amplifiers accounted for approximately 54% of revenues, while SMR and paging accounted for approximately 29% of revenues. Revenues attributed to air-to-ground amplifiers were reduced to approximately 15% of revenues for 1995. The increase in multi-carrier amplifier sales during 1995 was largely attributable to supplying the Company's South Korean customers for the implementation of the digital cellular network in South Korea. For fiscal years 1994 and 1995, international revenues accounted for 8.7% and 67.1%, respectively, of the Company's net sales.

 Gross Profit

  Gross profit margins were 36.7% and 37.0% in 1994 and 1995, respectively. The gross margins between 1994 and 1995 remained relatively flat primarily due to a decrease in average sales prices on existing SMR products which were offset by a change in the sales mix to new cellular multi-carrier linear RF amplifier products, which have higher gross margins.

 Operating Expenses

  Sales and marketing expenses increased 173.1% from $0.6 million in 1994 to $1.6 million in 1995. Sales and marketing expenses as a percentage of revenues were 2.5% and 4.3% in 1994 and 1995, respectively. The increase in sales and marketing expenses between 1994 and 1995 was primarily attributable to increases in sales personnel and sales commissions related to increased product sales.

  Research and development expenses increased in 1995 by 57.2% from $1.4 million in 1994 to $2.3 million in 1995. Research and development expenses as a percentage of revenues were 6.3% in both 1994 and 1995. The increase in expenses between 1994 and 1995 was primarily due to increased personnel costs, materials costs related to design and development of product prototypes, consulting costs and related overhead expenses which included development during 1994 and 1995 of multi-carrier linear RF amplifiers for the cellular marketplace.

  General and administrative expenses increased by 29.0% from $1.5 million in 1994 to $2.0 million in 1995. General and administrative expenses as a percentage of revenues were 6.6% and 5.4% in 1994 and 1995, respectively. The increase in actual general and administrative expenses between 1994 and 1995 was primarily due to additions in personnel and related labor costs.

 Other Income (Expense)

  The Company incurred net interest expense in 1994 from the use of capital lease financing to fund the Company's capital equipment expenditures and working capital requirements. The Company generated net interest income in 1995 as a result of excess working capital which was invested in short-term money market instruments.

 Provision for Income Taxes

  The Company's effective tax rates were 39.3% and 41.0% for the years ended December 31, 1994 and 1995, respectively.

THREE MONTHS ENDED MARCH 31, 1996 AND MARCH 30, 1997

 Net Sales

  Sales increased by 46.6% to $20.2 million for the quarter ended March 30, 1997 from $13.8 million for the quarter ended March 31, 1996. The growth in revenues was primarily attributable to increased sales of cellular multi-carrier linear amplifiers, as well as initial sales of single carrier PCS amplifiers, offset by a decrease in sales of SMR amplifiers along with no sales of air-to-ground amplifiers. The first quarter of fiscal 1997 experienced continued demand for cellular multi-carrier amplifiers by the Company's South Korean customers as they continued deployment of the digital cellular CDMA system in South Korea. The Company currently expects sales of cellular multi-carrier amplifiers for deployment in South Korea to decline during 1997 with full deployment estimated to be completed during 1998.

  For the quarter ended March 30, 1997, cellular multi-carrier amplifiers (including racks) accounted for approximately 84.0% of revenues or $17.0 million, compared to approximately 63.9% or $8.8 million for the first quarter of fiscal 1996. The first quarter of 1997 saw an increase in the demand for PCS single carrier products with initial volume shipments of such products. PCS products accounted for approximately 8.8% of revenues or $1.8 million for the first quarter of 1997 compared to none for the first quarter in 1996. The Company anticipates that PCS products will account for an increasing percentage of the Company's net sales in the near future. SMR (including paging) amplifiers accounted for approximately 7.2% or $1.5 million of revenues for the quarter ended March 30, 1997, compared to approximately 19.4% or $2.7 million of revenues for the quarter ended March 31, 1996. There were no sales of air-to-ground amplifiers for the first quarter of 1997 compared to approximately $2.3 million or 16.7% of sales for the quarter ended March 31, 1996. In January 1997, In-Flight Phone Corporation, one of the Company's major customers for air-to-ground amplifiers, filed for Chapter 11 Bankruptcy protection. The Company had previously fully reserved its accounts receivable exposure to this customer and does not expect this bankruptcy filing to have any material impact on the Company's financial condition. International sales, primarily to customers in South Korea, accounted for 84.7% of revenues for the quarter ended March 30, 1997, compared with 60.0% for the quarter ended March 31, 1996.

 Gross Profit

  Gross profit margins for the first quarter of fiscal 1997 and 1996 were 43.1% and 40.4%, respectively. The increase in gross margins was primarily attributable to reductions in manufacturing costs and a shift in sales mix to cellular, multi-carrier linear RF amplifiers which achieved a higher percentage of sales, generating improved gross margins. The Company anticipates that its sales of single carrier PCS amplifiers, which have lower sales prices and potentially lower gross margins, will increase in the near future which will accordingly impact the Company's total gross margins. While the Company continues to strive for manufacturing cost reductions to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will continue to keep pace with price declines. If the Company is unable to continue to obtain cost reductions, its gross margins and profitability will be adversely affected. For a discussion of the effects of declining average sales prices on the Company's business, see "Risk Factors--Declining Average Sales Prices."

  The wireless infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. Due to these competitive pressures, the Company expects that the average sales prices of its products will continue to decrease. The Company has introduced new products at lower sales prices which could impact the average sales prices of the Company's products. Future pricing actions by the Company and its competitors may also adversely impact the Company's gross margins and profitability, which could also result in decreased liquidity and adversely affect the Company's business, results of operations and financial condition. For a discussion of the impact of new products on the Company's business, see "Risk Factors--Rapid Technological Change; Dependence on New Products."

 Operating Expenses

  Sales and marketing expenses increased by 49.7% to $1.6 million for the quarter ended March 30, 1997 from $1.1 million for the quarter ended March 31, 1996. As a percentage of sales, sales and marketing expenses were 7.8% and 7.6%, respectively. The increase in sales and marketing expenses was primarily attributable to increases in the sales and marketing staff and sales commissions related to increased product sales. The Company intends to continue increasing its actual investment in sales and marketing in future periods.

  Research and development expenses increased by 105.7% to $2.2 million for the quarter ended March 30, 1997 from $1.1 million for the quarter ended March 31, 1996. Research and development expenses as a percentage of sales were 10.9% and 7.8%, respectively. The increase in research and development expenses was primarily attributable to increased staffing and associated engineering costs related to continued new and existing product development, including the continued development of amplifiers for PCS networks which began during the third quarter of 1996. There was no PCS development during the first quarter of 1996. The Company intends to continue to emphasize investment in research and development programs in future periods with current programs covering both PCS and cellular products.

  General and administrative expenses increased by 54.2% to $.9 million for the quarter ended March 30, 1997, from $.6 million for the quarter ended March 31, 1996. General and administrative expenses as a percentage of sales were 4.7% and 4.4%, respectively. The increase in actual general and administrative expenses was primarily attributable to increased staffing costs associated with supporting the Company's increased revenues.

 Other Income

  The Company earned other income of $472,778 in the first quarter of 1997 compared to $58,544 for the first quarter of 1996. Other income consists primarily of interest income, net of any interest expense. The increase in net interest income is attributed to the Company's increased cash position maintained during the first quarter of 1997 compared to the cash balances maintained during the first quarter of 1996. The larger cash balances were due to both the Company's initial public offering, as well as cash flow generated from operations. The larger cash balances were invested in short-term money market instruments.

 Provision for Income Taxes

  The Company's effective tax rate was 38.0% and 41.0% for the quarters ended March 30, 1997 and March 31, 1996, respectively.

 Selected Quarterly Results of Operations

  The following tables present unaudited quarterly financial information for each quarter of fiscal 1995, 1996 and the first three months of 1997. The information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. These operating results are not necessarily indicative of results that may be expected for any subsequent periods.

                                                            QUARTER ENDED
                          --------------------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 29, DEC. 29,  MAR. 30,
                            1995     1995     1995      1995      1996      1996      1996      1996      1997
                          -------- -------- --------- --------  --------  --------  --------- --------  --------
                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............   $4,593   $6,980   $10,811  $13,660   $13,807   $15,301    $14,486  $16,737   $20,243
Cost of sales...........    3,337    4,616     6,601    8,159     8,229     9,000      8,142    9,399    11,528
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Gross profit............    1,256    2,364     4,210    5,501     5,578     6,301      6,344    7,338     8,715
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Operating expenses:
 Sales and marketing....      227      338       448      544     1,056     1,103      1,156    1,050     1,581
 Research and
  development...........      298      461       642      851     1,075     1,375      1,583    1,737     2,211
 General and administra-
  tive..................      397      441       450      670       612       671        721      987       943
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Total operating
 expenses...............      922    1,240     1,540    2,065     2,743     3,149      3,460    3,774     4,735
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Operating income........      334    1,124     2,670    3,436     2,835     3,152      2,884    3,564     3,980
Other income (expense)..       18      (11)       (7)      32        59       120        154      151       473
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Income before income
 taxes..................      352    1,113     2,663    3,468     2,894     3,272      3,038    3,715     4,453
Provision for income
 taxes..................      144      457     1,093    1,422     1,186     1,342      1,246    1,523     1,692
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Net income..............   $  208   $  656   $ 1,570  $ 2,046   $ 1,708   $ 1,930    $ 1,792  $ 2,192   $ 2,761
                           ======   ======   =======  =======   =======   =======    =======  =======   =======
                                                     AS A PERCENTAGE OF NET SALES
                          --------------------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 29, DEC. 29,  MAR. 30,
                            1995     1995     1995      1995      1996      1996      1996      1996      1997
                          -------- -------- --------- --------  --------  --------  --------- --------  --------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............    100.0%   100.0%    100.0%   100.0%    100.0%    100.0%     100.0%   100.0%    100.0%
Cost of sales...........     72.7     66.1      61.1     59.7      59.6      58.8       56.2     56.2      56.9
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Gross profit............     27.3     33.9      38.9     40.3      40.4      41.2       43.8     43.8      43.1
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Operating expenses:
 Sales and marketing....      5.0      4.8       4.1      4.0       7.6       7.2        8.0      6.3       7.8
 Research and
  development...........      6.5      6.6       5.9      6.2       7.8       9.0       10.9     10.3      10.9
 General and
  administrative........      8.6      6.3       4.2      4.9       4.4       4.4        5.0      5.9       4.7
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Total operating
 expenses...............     20.1     17.7      14.2     15.1      19.8      20.6       23.9     22.5      23.4
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Operating income........      7.2     16.2      24.7     25.2      20.6      20.6       19.9     21.3      19.7
Other income (expense)..      0.5     (0.3)     (0.1)     0.2       0.4       0.8        1.1      0.9       2.3
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Income before income
 taxes..................      7.7     15.9      24.6     25.4      21.0      21.4       21.0     22.2      22.0
Provision for income
 taxes..................      3.2      6.5      10.1     10.4       8.6       8.8        8.6      9.1       8.4
                           ------   ------   -------  -------   -------   -------    -------  -------   -------
Net income..............      4.5%     9.4%     14.5%    15.0%     12.4%     12.6%      12.4%    13.1%     13.6%
                           ======   ======   =======  =======   =======   =======    =======  =======   =======

  The Company experiences, and expects to continue to experience, significant fluctuations in sales and operating results from quarter to quarter. Quarterly results fluctuate due to a number of factors, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the Company's quarterly results of operations can vary due to the timing, cancellation, or rescheduling of customer orders and shipments; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components; capacity and production constraints associated with single source component suppliers; the timing, availability and sale of new products by the Company; product failures and associated in-field support; changes in the mix of products having differing gross margins; warranty expenses; changes in average sales prices; long sales cycles associated with the Company's products; and variations in product development and other operating expenses. The Company's quarterly revenues are also affected by volume discounts given to certain customers for large volume purchases over a given period of time. In addition, the Company's quarterly results of operations are influenced by competitive factors, including pricing, availability and demand for the Company's and competitor's amplification products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such a net sales shortfall. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. In addition, while the Company receives periodic order forecasts from its major customers, such customers have no binding obligation to purchase the forecasted amounts. See "Risk Factors--Customer Concentration." Order deferrals and cancellations by the Company's customers, declining average sales prices, changes in the mix of products sold, delays in the Company's introduction of new products and longer than anticipated sales cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. There can be no assurance that the Company's quarterly results of operations will not be similarly adversely affected in the future. See "Risk Factors--Fluctuations in Quarterly Results."

  Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that the Company will maintain its current profitability in the future or that future revenues and operating results will not be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected.

 Net Sales

  Sales grew substantially over the nine-quarter period, with significant quarter to quarter fluctuations. Fluctuations in revenues for the first two quarters of fiscal 1995 resulted primarily from fluctuations in demand for SMR and air-to-ground amplifier products. The increase in revenues in the final two quarters of fiscal 1995 and the four quarters of fiscal 1996 resulted primarily from increasing demand for cellular multi-carrier linear RF amplifier products. The Company relocated its manufacturing and headquarters facility during July 1996, and the transition resulted in a reduction in revenue during the third quarter of 1996. The growth in revenues for the first quarter of 1997 was primarily attributable to increased sales of cellular multi-carrier linear amplifiers as well as initial sales of single carrier PCS amplifiers, offset by a decrease in sales of SMR amplifiers along with a reduction in the average sales prices of the Company's multi-carrier cellular amplifier products. The first quarter of fiscal 1997 experienced continued demand for cellular multi-carrier amplifiers by the Company's South Korean customers as they continued deployment of the digital cellular CDMA system in South Korea.

 Gross Profit

  Gross profit margins ranged from 27.3% to 43.8% over the nine-quarter period, with significant quarter to quarter fluctuations. The Company experienced lower gross profit margins in the first two quarters of fiscal 1995 primarily as a result of a decrease in revenue, as well as manufacturing inefficiencies experienced in the introduction of a new amplifier. The increases in gross margins from the second quarter of fiscal 1995 thru fiscal 1996 were primarily attributable to a shift in the sales mix to cellular multi-carrier linear RF amplifiers, improved manufacturing efficiencies and lower materials costs. The decline in gross margins from fourth quarter fiscal 1996 to first quarter fiscal 1997 is primarily attributable to lower average sales prices and manufacturing inefficiencies experienced in the introduction of the Company's new PCS single carrier amplifiers.

 Operating Expenses

  Sales and marketing expenses increased over the nine-quarter period, with generally consistent increases quarter to quarter. The increases in sales and marketing expenses were primarily a result of increased staffing and higher sales commissions associated with the overall growth in revenue.

  Research and development expenses increased substantially over the nine-quarter period. The increases in research and development expenses were primarily a result of increased staffing and associated development costs as the Company staffed several cellular and PCS amplifier development projects.

  General and administrative expenses generally increased over the nine-quarter period in support of increasing revenues. The increases in general and administrative expenses were primarily a result of increased staffing costs associated with supporting the Company's revenue growth.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations primarily through a combination of cash on hand, cash provided from operations, equipment lease financings, available borrowings under its bank line of credit and both private and public equity offerings. As of March 30, 1997, the Company had working capital of $37.3 million, including $36.0 million in cash and cash equivalents as compared with working capital of $33.2 million at December 29, 1996. The increase in cash balances for the first quarter of 1997 compared to the prior period was primarily attributed to the Company's initial public offering which was completed in December 1996 and provided the Company with additional cash of $18.3 million (net of expenses), and the sale of the over-allotment common shares which added an additional $3.9 million in January 1997.

  Cash provided by operations was approximately $3.7 million, $.9 million, $11.2 million and $2.5 million in 1994, 1995, 1996, and in the three months ended March 30, 1997, respectively. Cash generated from operations in 1994 was primarily due to improved profitability and reductions in accounts receivable. The reduction in cash flow during 1995 was related to increases in accounts receivable, inventories and the payment of income taxes payable. The significant increase in cash generated from operations during 1996 was primarily a result of increased profitability, improved inventory and working capital management associated with the Company's larger revenue base. The increase in cash provided by operations for the first quarter of 1997 is primarily attributable to increased profitability and an increase in income taxes payable.

  On October 10, 1995, the Company and certain shareholders entered into a Stock Purchase Agreement with two venture capital fund investors in which the Company sold a total of 3,375,900 shares of Series A Convertible Preferred Stock at an aggregate price of $15.0 million. As part of these transactions, the Company subsequently purchased 5,063,850 shares of its Common Stock from certain shareholders for an aggregate price of $12.5 million. The Company received net proceeds from this transaction of $2.0 million. This Series A Convertible Preferred Stock was converted into Common Stock, at a rate of one and one-half shares of Common Stock for each Series A Convertible Preferred Stock, due to the successful completion of the December 1996 initial public offering. A total of 5,063,850 Common Shares were issued upon conversion.

  Capital expenditures were approximately $.2 million, $.5 million, $3.8 million and $3.0 million in 1994, 1995, 1996, and in the three months ended March 30, 1997, respectively. The Company relocated its headquarters and manufacturing operations to a new leased facility in July 1996. Leasehold improvements and capital expenditures associated with this facility total approximately $2.0 million and were substantially completed during the third quarter of 1996. The remainder of capital spending largely represents spending on electronic test equipment utilized in both the Company's manufacturing and research and development areas.

  On May 30, 1996, the Company entered into a $5.0 million unsecured committed revolving credit agreement which expired on May 31, 1997. The Company is in the process of negotiating a new revolving credit facility to replace the facility and expects to have a new facility in place by the end of the second quarter of 1997.

  The Company had cash and cash equivalents of $36.0 million at March 30, 1997, compared with $32.4 million at December 29, 1996. The Company regularly reviews its cash funding requirements and attempts to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under any credit facilities, financing through equipment lease transactions, and possible future public or private debt and/or equity offerings. The Company invests its excess cash in investment grade short-term money market instruments.

  The Company believes that existing cash balances, funds expected to be generated from operations and the proceeds of the Offering will provide the Company with sufficient funds to finance its operations for at least the next 12 months. The Company has utilized lease financing for equipment used in its manufacturing and research and development operations and expects to continue to do so in the future. The Company currently anticipates spending approximately $2.5 million of existing working capital over the next six months in order to increase production capacity and support additional research and development activities. The Company may require additional funds to support its working capital requirements or for other purposes, and may seek to raise such additional funds through the sale of public or private equity and/or debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company or its shareholders when the Company may require it.

                                   BUSINESS

  Powerwave designs, manufactures and markets ultra-linear RF power amplifiers for use in the wireless communications market. The Company's amplifiers, which are key components in wireless communications networks, increase the signal strength of wireless transmissions while reducing interference, or "noise." The reduction of noise enables wireless service providers to offer improved service to subscribers by offering clearer call connections with less interference. Increasing the signal strength of wireless transmissions also improves service by reducing the number of interrupted or dropped calls. Powerwave's RF power amplifiers achieve ultra-linearity at increased levels of amplification through the application of "feedforward" technology which enables the Company's multi-carrier power amplifiers to significantly reduce RF interference thereby increasing the efficiency of the wireless service provider's network.

  Powerwave manufactures both single carrier and multi-carrier amplifiers, with a primary focus on multi-carrier products. Multi-carrier amplifiers integrate the functions of several power amplifiers and cavity filters within a single unit, thereby reducing service providers' equipment and maintenance costs and space requirements while providing increased call capacity. The Company's products are currently being utilized in cellular and PCS base stations in both digital and analog-based networks. The Company's products support a wide range of digital and analog transmission protocols including CDMA, TDMA, GSM, AMPS and TACS. The Company also produces power amplifiers for the SMR market, which is characterized as a two-way radio market with devices commonly utilized by police and emergency personnel and the business dispatch marketplace.

  The Company began selling RF power amplifiers for use in analog wireless networks in 1985. In 1995, the Company began selling multi-carrier ultra-linear amplifiers for installation in digital cellular base stations in South Korea, and the Company believes that it is the leading supplier of amplifiers to the South Korean market. South Korea is experiencing rapid economic development and is one of the first countries worldwide to install a nationwide digital cellular network. In the first quarter of 1997, the Company began initial volume shipments of PCS amplifiers to customers in South Korea which, in addition to installing a digital cellular network, is implementing a new nationwide digital PCS network. The Company's customers in the South Korean market include Hyundai, LGIC and Samsung. The Company also sells amplifiers domestically to numerous wireless infrastructure equipment suppliers, including ADC Wireless Systems, Inc., AirNet Communications Corp., AT&T Wireless Services, BellSouth Cellular Corp., Metawave Communications Corporation and Phoenix Wireless Group, Inc.

INDUSTRY BACKGROUND

  The worldwide wireless communications market, which consists of cellular, PCS, SMR, paging, air-to-ground and other applications, has experienced significant growth in recent years. According to the Cellular Telephone Industry Association, the total number of worldwide subscribers for cellular services, the leading sector of the wireless market, increased 56% from 87 million in 1995 to 135 million in 1996. The growth in wireless communications is largely attributable to increased affordability of consumer equipment, such as cellular phones and pagers, more comprehensive service coverage at lower prices and technological advancements which have resulted in improved transmission quality and reliability. International growth has also been driven by the build-out of cellular networks, including those designed to serve as primary telephone systems in part due to inadequacies in existing wireline infrastructures.

  The continuing growth of the wireless communications market, and of the cellular communications segment in particular, has resulted in the crowding of transmissions within the available spectrum of radio frequencies. In the United States, only 3% of the usable 4000 megahertz (MHz) of RF spectrum have been allocated for cellular transmissions. As a result of the limited allocation of frequencies and the related overcrowding of available bandwidths, service providers are increasingly deploying digital networks which, by comparison to analog networks, allow a greater number of transmissions over the same range of frequencies. Digital networks, by converting voice transmissions into bits of electronic information, are able to utilize the existing radio spectrum allocated to cellular transmissions more efficiently and thereby increase the call capacity of a given network. The implementation of digital networks, in conjunction with continued growth and upgrading of analog networks, has resulted in an increased demand for network infrastructure equipment.

  Consumer demand for additional services, combined with capacity constraints and other limitations of cellular networks, has also led to the development of PCS which utilizes a higher frequency range than cellular. PCS applications include voice communication, personal messaging, mobile facsimile transmission and wireless computer networking. The Personal Communications Industry Association estimates that by the end of the decade there will be approximately 100,000 PCS cell sites in the United States servicing more than 15 million PCS users.

  In 1995 and 1996, the United States government auctioned PCS frequency licenses covering markets throughout the U.S. and its territories for an aggregate purchase price of approximately $17.4 billion. The successful bidders included AT&T Wireless PCS, Inc., PCS Primeco L.P., a consortium of Bell Atlantic Corp., Nynex Corporation, Airtouch Communications, Inc. and US West, Inc., and Wireless Co., a consortium of Sprint Corp., TCI International, Inc., Comcast Corp., Cox Enterprises, Inc. and GTE Corporation. Currently, PCS networks are operational in a limited number of metropolitan markets throughout the United States, including Atlanta, Baltimore, Chicago, Dallas, Denver, Houston, Minneapolis, New York City, Orlando, San Diego, San Francisco and Washington D.C.

CELLULAR AND PCS NETWORKS

  Cellular networks use a number of base stations with high power antennas to serve a geographical region. Each region is broken down into a number of smaller geographical areas, or "cells." Each cell has its own base station which uses wireless technology to receive subscriber calls and transmit those calls through the wireline public switched telephone network ("PSTN"). Cellular networks operate within the 800 and 900 MHz bandwidths of the radio spectrum. PCS networks operate in a substantially similar manner as cellular networks, except that PCS networks operate at 1800 and 1900 MHz bandwidths. Transmissions at the higher frequencies utilized by PCS networks have shorter transmission waves as compared to cellular frequency transmissions, which limit the distances PCS transmissions can travel without significant degradation. Lower frequency signals penetrate into buildings and other obstacles better than higher frequency signals. Therefore, PCS networks operating at the higher frequency ranges will require smaller operating cells and more base stations than existing cellular networks to cover the same total geographic region. Additionally, due to the smaller geographical cell size utilized in PCS networks, PCS base stations will operate at lower power levels as compared to existing cellular networks.

  Base stations contain a variety of sophisticated electronic equipment, including RF power amplifiers, transceivers and oscillators. RF power amplifiers, which are typically the most expensive base station components, increase the signal strength of the incoming and outgoing transmissions which, like all radio waves, weaken as transmission distances increase. Traditionally, base station amplifiers were one of the primary sources of background noise, as they amplified not only the main signal but the noise inherent in the signal as well. Background noise, which is measured in decibels (dBc), distorts the transmission signal and may cause the signal to transmit outside of its designated frequency, thereby possibly interfering with other transmissions and resulting in interrupted and dropped calls. Current amplifier technology reduces the background noise in the transmitted signal through the use of linearization technology.

  Linearity is the degree to which amplified signals remain within their prescribed band of radio frequency with low distortion or interference with adjacent channels. An amplifier's capacity to limit or reduce background noise is dependent on its ability to amplify signals with high linearity. Ultra-linear power amplifiers amplify a signal while significantly reducing the related background noise, thus enabling cellular and PCS service providers to place more signals within a given bandwidth and thereby accommodate a larger number of subscribers on a network. Utilizing power amplifiers with high linearity is therefore critical to service providers' ability to improve the efficiency and increase the capacity of their systems.

  In analog cellular networks, each base station is allocated a certain number of frequency channels, each of which can carry only one call at a time. As such, a base station can not transmit or receive more calls than it has available channels at any given time. Originally, cellular base stations in analog networks used single carrier power amplifiers for each frequency channel allocated to the cell. Many analog cellular networks now utilize a process known as adaptive channel allocation in order to increase network capacity. In adaptive channel allocation, which requires multi-carrier amplifiers, unused channels in cells are temporarily reallocated to augment more heavily utilized adjacent cells. The signals are amplified simultaneously through a multi-carrier power amplifier which allows for the simultaneous amplification of all channels within a base station. Multi-carrier amplifiers require significantly higher linearity than do single carrier designs, but do not require separate, high-maintenance, tunable cavity filters. By eliminating the need for separate cavity filters for each channel, multi-carrier amplifiers reduce overall deployment and maintenance costs associated with base stations. While adaptive channel allocation using multi-carrier linear amplifiers has increased the capacity of analog networks, many service providers still require additional capacity to serve the increased flow of transmissions through their networks. This has led many service providers to begin to move from analog networks to digital networks.

  In digital networks, calls are segmented and transmitted across the entire bandwidth of allocated spectrum, rather than in single channels of that spectrum. The calls are then reassembled when received at the base station or cellular phone. While using the entire bandwidth of allocated spectrum results in greater system capacity, there is a greater likelihood that even minimal background noise will result in interrupted or dropped calls. Accordingly, ultra-linear amplification is even more critical in digital networks than in their analog counterparts.

  While the core technologies related to linear amplification of wireless transmissions are fairly well established, manufacturing reliable ultra-linear RF power amplifiers in a repeatable, cost-effective manner remains a difficult process. Due to the nature of RF signals, amplification can cause frequency and phase variations in the transmission signal for a variety of reasons, including the electromagnetic make-up of the amplifier's own components. As such, the manufacturing process involves highly precise fine-tuning of the amplifier's electronic components by skilled technicians.

  The PCS market is in the initial deployment stage. South Korea expects to have its nationwide PCS network operational in January 1998. Based on the build-out pattern experienced in that country's CDMA cellular network and the configuration of initial PCS base stations, the Company believes that PCS service providers will use lower capacity single carrier amplifiers to initiate network service. As capacity becomes a constraint to growth of the subscriber base, the Company expects that service providers may shift from single carrier amplifiers to multi-carrier amplifiers.

  The Company believes that the growth in demand for cellular services and the deployment of PCS will result in increased demand for network infrastructure equipment meeting more exacting specifications. This has created a significant market opportunity for third-party RF power amplifier manufacturers capable of producing highly reliable ultra-linear multi-carrier RF power amplifiers in a repeatable, cost-effective manner.

THE POWERWAVE SOLUTION

  Powerwave's focus on multi-carrier power amplifiers and the experience it has gained through the implementation of its products in digital cellular networks have enabled the Company to develop substantial expertise in ultra-linear multi-carrier power amplifier technology. The Company has developed the ability to manufacture ultra-linear multi-carrier RF power amplifiers in a standard, repeatable manner, thus allowing for increased production and reliability. For the expanding PCS market where less capacity is currently required, Powerwave offers high performance single carrier power amplifiers. The Company has also developed a PCS multi-carrier amplifier to address anticipated capacity constraints in the PCS market. By obtaining components from numerous leading technology companies, Powerwave believes it is able to respond quickly and cost-effectively to new transmission protocols and design specifications. The manufacturability of the Company's existing RF power amplifier design has allowed it to increase its manufacturing productivity while reducing its product costs. The Company believes that its ability to cost-effectively manufacture commercial quantities of RF power amplifiers represents a competitive advantage over other third-party manufacturers of RF power amplifiers.

  Powerwave's ultra-linear multi-carrier RF power amplifiers utilize the Company's implementation of feedforward technology to increase power and linearity for cellular and PCS service providers. The ultra-linear, multi-carrier approach utilized by the Company in its amplifiers provides increased transmission capacity as well as quality, thereby providing a highly reliable, low maintenance product that reduces the providers' future operating costs. The Company's products support multiple transmission protocols, including existing analog protocols such as AMPS and TACS, as well as current digital protocols including CDMA, TDMA and GSM. The Company is committed to supporting all widely accepted existing and future communication protocols.

STRATEGY

  Powerwave's strategic objective is to be the leading third-party supplier of high performance RF power amplifiers used in digital and analog wireless networks worldwide. The Company's strategy includes the following key elements:

  PROVIDE LEADING TECHNOLOGY TO THE RF AMPLIFIER INDUSTRY. Powerwave intends to continue to dedicate significant resources to the research and development of new methods to improve amplifier performance, including methods to reduce noise and increase power in the RF amplification process. The Company believes that further reductions in noise may be attained through digital signal processing, regulating amplifiers with software and other techniques, as well as through continued improvements in traditional feedforward technology. The Company also intends to focus its research and development resources on further increasing amplifier reliability. The Company is currently investigating several technologies, including "smart" amplifier technologies which improve amplifier performance.

  LEVERAGE POSITION AS LEADING MULTI-CARRIER AMPLIFIER SUPPLIER. Powerwave intends to continue to leverage its experience in supplying ultra-linear multi-carrier RF power amplifiers, especially for the South Korean marketplace, and to penetrate other existing and emerging wireless markets. The Company currently supplies its products to Hyundai, LGIC and Samsung and believes that it is the leading supplier of multi-carrier RF power amplifiers being installed in the South Korean nationwide digital cellular network. The Company is incorporating its technological expertise, manufacturing capability and product implementation experience into its marketing and sales strategy which focuses on establishing relationships with new domestic and international customers through a network of sales representatives selected on the basis of their contacts with the Company's potential customers and knowledge of the wireless infrastructure equipment market. In addition, the Company intends to leverage its existing relationships with its South Korean customers as they attempt to market their wireless infrastructure equipment throughout the world.

  EXPAND RELATIONSHIPS WITH LEADING OEMs. Powerwave intends to continue to develop new, and strengthen existing, relationships with the leading OEMs of wireless base stations. Many leading OEMs, including Ericsson, Lucent and Motorola, manufacture their own power amplifiers as opposed to purchasing such equipment from third-party vendors such as the Company. Powerwave believes that increased traffic flow on wireless networks and capacity limitations have resulted in service providers making greater demands on OEMs' resources. As a result, the Company believes that OEMs may increasingly consider purchasing power amplifiers from third-party suppliers rather than devoting resources to internal development and manufacturing of such components. The Company seeks to provide cost effective amplifier solutions which will allow OEMs to more efficiently utilize their research and development resources in other areas.

  INCREASE PENETRATION IN THE PCS MARKET. Powerwave intends to continue its development of PCS single and multi-carrier RF power amplifier products and utilize its network of sales representatives to market its PCS amplifiers to customers domestically and worldwide. A limited number of markets are currently operational in the United States and network operators in Asia and Europe are also moving forward with PCS technology. In the South Korean market, three operators have been awarded PCS licenses and the Company is currently supplying single carrier PCS amplifiers for deployment in these systems. In the U.S., the Company believes that PCS network operators and wireless infrastructure equipment manufacturers are currently conducting product trials in order to validate technology and formulate future purchase decisions.

  MAINTAIN COMMITMENT TO QUALITY, RELIABILITY AND MANUFACTURABILITY. Powerwave designs its amplifiers to be manufactured in commercial quantities in a cost-effective manner while being built for high reliability and effectiveness. The Company believes that its ability to design products for volume manufacturing has been a competitive advantage in securing orders from its customers and positions the Company to attract new customers. Historically, power amplifiers have been difficult to manufacture in high volumes due to the complexities of RF power technology. Powerwave believes that the manufacturability of its products is enhanced by its strategy of purchasing standardized components for integration into its power amplifiers from numerous suppliers. By purchasing key components rather than internally manufacturing component parts, the Company believes it can more readily respond to new transmission protocols and customer specification demands. In addition, the Company believes that its third-party sourcing strategy enables it to minimize its capital investment in manufacturing facilities and focus its resources on developing new products and improvements to existing products utilizing the best suppliers available. The Company believes that its third-party sourcing strategy allows it to bring the latest improvements in technology to market ahead of its non-OEM competitors.

  INCREASE INVOLVEMENT IN CUSTOMER PRODUCT DEVELOPMENT PROCESS. Powerwave intends to utilize technically-oriented marketing personnel to gain early access to the product development processes of existing and potential customers. By participating in a customer's product development, the Company seeks to have its standard product specifications designed into the customer's system, thereby ensuring sales to such customer and minimizing manufacturing costs associated with product customization. Powerwave also intends to utilize its marketing personnel to help direct its own product development. By interfacing with wireless infrastructure equipment manufacturers and service providers, the Company's marketing personnel gain substantial insight into user needs, cost sensitivity and quality requirements. By introducing these concepts early in the product development cycle, the Company believes it will be able to better serve customer demand with quality products offered at competitive prices.

MARKETS

  Powerwave sells its RF power amplifier products primarily into the following segments of the wireless communications market:

  CELLULAR AND PCS. The traditional cellular communications market is experiencing substantial growth. As a result of the limited allocation of frequencies and the related overcrowding of available bandwidths, service providers are increasingly deploying digital networks which, in comparison to analog networks, allow a greater number of transmissions over the same range of frequencies. Digital networks, by converting voice transmissions into bits of electronic information, are able to utilize the existing radio spectrum allocated to cellular transmissions more efficiently and thereby increase the call capacity of a given network. The implementation of digital networks, in conjunction with continued growth and upgrading of analog networks, has resulted in increased demand for network infrastructure equipment. Consumer demand for additional services, combined with capacity constraints and other limitations of cellular networks, has led to the development of PCS. PCS networks utilize only digital transmission protocols. A limited number of PCS networks are currently operational in the United States, and network operators in Asia and Europe are also moving forward with PCS technology. In the South Korean market, three operators have been awarded operator licenses and are currently utilizing single carrier amplifiers for deployment of the new PCS networks. The Company's primary focus is on the cellular and PCS markets and the Company currently derives a substantial portion of its revenues from the cellular market.

  The table below describes the various cellular and PCS transmission protocols in use today.

                 MAJOR CELLULAR AND PCS TRANSMISSION PROTOCOLS


                             DESCRIPTION                         REGION AND FREQUENCY

  ANALOG    AMPS = Advanced Mobile Phone Services         North America & Asia--800MHz
  CELLULAR  TACS = Total Access Communication System      Europe & Asia--900MHz
            NMT = Nordic Mobile Telephone                 Europe & Asia--900MHz
--------------------------------------------------------------------------------------------
  DIGITAL   CDMA = Code Division Multiple Access          North America & Asia--800/900MHz
  CELLULAR  TDMA = Time Division Multiple Access          North America & Asia--800/450MHz
            GSM = Global System for Mobile Communications Europe & Asia--900MHz
            PDC = Pacific Digital Cellular                Japan--800/1400MHz
--------------------------------------------------------------------------------------------
  PCS       CDMA = Code Division Multiple Access          North America & Asia--1800/1900MHz
            DCS-1800 = Digital Communications System      Europe & Asia--1800MHz
            GSM = Global System for Mobile Communications North America & Asia--1900MHz
            PHS = Personal Handyphone System              Japan--1900MHz


  SPECIALIZED MOBILE RADIO. Powerwave has been manufacturing power amplifiers for the SMR market since 1985. SMR is commonly associated with two-way communications devices used by police and emergency personnel and the business dispatch marketplace. While the domestic market has remained relatively static in the past few years, the Company believes there are opportunities in certain parts of the international market, where the installation of more expensive cellular systems is not cost justified. In addition, Motorola recently introduced a two-way radio designed to compete with cellular phones. However, there can be no assurance that Motorola's system will achieve commercial success or, even if Motorola is successful, whether the Company will be able to sell amplifiers into this market.

PRODUCTS

  Powerwave designs and manufactures both single carrier and multi-carrier ultra-linear power amplifiers which are sold into the cellular and PCS markets. To date, the Company has primarily sold multi-carrier RF power amplifiers to the more mature cellular market where the multi-carrier products' ability to increase system capacity is currently in significant demand. In the first quarter of 1997, the Company began shipping single carrier amplifiers for PCS networks where service providers have recently begun to establish networks and accordingly are principally concerned with coverage as opposed to system capacity. The Company also designs and manufactures single carrier power amplifiers which are sold into the SMR market.

  Although the Company sells single carrier amplifiers, its primary focus is on the design, manufacture and sale of ultra-linear multi-carrier amplifiers. These ultra-linear multi-carrier amplifiers utilize a single feedforward loop, which allows greater operating efficiency and requires approximately 25% less electrical current than competing multi-loop designs. The Company's amplifiers employ a microprocessor based feedforward loop design which results in better tracking between the pilot tone and the actual signal and reduces interference. Powerwave's multi-carrier design also utilizes an actively switched output combiner (3 or 4 way), which allows any number of amplifiers to be "hot-swapped" without a significant loss of power. This design allows for true cold standby switching of a standby amplifier, thereby providing network operators with a backup redundancy solution for even greater reliability.

  MCA SERIES. The MCA Series offers ultra-linear multi-carrier power amplifier technology for CDMA and TDMA digital cellular systems positioned between 800-960 MHz, as well as analog systems utilizing AMPS, TACS, ETACS and GSM protocols. These amplifiers are designed to be installed in racks of three or four amplifiers. A smart combiner parallels units to allow for both higher power as well as system redundancy, which is the ability of the system to remain operational in the event of the failure of one or more of the paralleled amplifiers. When combined, the units have "hot swap" capabilities, whereby one unit can be removed from the rack while all others remain in operation. All MCA series multi-carrier amplifiers provide remote status/fault monitoring capabilities.

  The MCA8000-250, produces 25 Watts (W) average, 250W peak power per channel with maximum distortion of -60dBc. Up to four units can be combined in parallel utilizing the Company's fully redundant smart combiner racks for effective average power ratings of 20W, 45W, 70W, and 90W.

  In August 1996, the Company introduced its second generation multi-carrier amplifier, the MCA9100-40 which produces 40W average, 400W peak power per channel with maximum distortion of -65dBc, while retaining its predecessor's hot swap, paralleling and redundancy capabilities. Generally, as compared to the MCA8000-250, one less amplifier can be used to achieve a similar power rating, thus decreasing the effective cost per watt to the service operator. Combining up to three units in a rack yields effective power ratings of 32W, 70W and 100W.

  PCS SERIES. The PCS Series offers both single and multi-carrier amplifiers for use in PCS networks that operate in the international DCS-1800 frequency of 1.8 gigahertz (GHz) and the new United States PCS band at 1.9GHz. Typical system applications include CDMA, TDMA, and GSM protocols with output power ranging from 5W to 100W. The PCS Series of multi-carrier amplifiers offers similar power combining, system redundancy, and remote status/fault monitoring capabilities as the Company's MCA Series.

  SMR SERIES. The SMR Series is the Company's standard single carrier analog amplification product for SMR, paging, repeater and trunking applications. These amplifiers operate in discreet bands within the 30 MHz to 960 MHz frequency range with input powers ranging from 10 milliwatts to 30W and produce output powers ranging from 30W to 250W. These amplifiers have been designed for simple installation and maintenance and are fully modular for serviceability in the field. The Company also provides broadband amplifiers for both digital and analog applications which can be used as building blocks in larger amplification systems or used as stand-alone amplifiers.

  The Company's multi-carrier power amplifiers range in price from $5,000 to $15,000 per amplifier, based upon the specification requirements. The Company's single carrier amplifiers range in price from $500 to over $10,000 per amplifier depending upon product type and specifications. The Company also sells racks to install and combine multiple amplifiers, ranging in price from $1,000 to $5,000, depending upon specifications.

  The Company's primary products are summarized below:

               Powerwave MULTI-CARRIER Amplifier Configurations

------------------------------------------------------------------------------------------
 Product                                Frequency           Avg. Power           Linearity
  Series       Protocol                 (MHz)                (Watts)               (dBc)
------------------------------------------------------------------------------------------
               Cellular:
 MCA            Analog                   800-960              32-130                -65
                CDMA                     851-960              25-100                -65
                TDMA                     851-960              25-100                -65
                GSM                      851-960              30-90                 -70
                PDC                      810-830              25-90                 -60
                ESMR                     851-866              32-130                -65
------------------------------------------------------------------------------------------
               PCS:
 PCS            CDMA                    1805-1880             10-100                -60
                DCS-1800 TDMA           1805-1880             10-100                -60
                CDMA                    1930-1990             10-100                -60
                TDMA                    1930-1990             10-100                -60

               Powerwave SINGLE CARRIER Amplifier Configurations

  ----------------------------------------------------------------------------------------------
   Product                                        Frequency
    Series            Protocol                    (MHz)                       Avg. Power (Watts)
  ----------------------------------------------------------------------------------------------
                      Cellular:
    LP                 CDMA                        851-960                          10-120
                       TDMA                        851-960                          10-120
                       GSM                         851-960                          10-120
  ----------------------------------------------------------------------------------------------
                      PCS:
   PCS                 CDMA                       1805-1880                          5-36
                       TDMA                       1805-1880
                       GSM                        1805-1880                          2-80
                       CDMA                       1930-1990                          5-36
                       TDMA                       1930-1990
                       GSM                        1930-1990                          2-80
  ----------------------------------------------------------------------------------------------
                      SMR
   SMR                                             30-960                           50-160
                                                   30-960                           30-60
                                                   30-960                            250
  ----------------------------------------------------------------------------------------------
   LDA                LDA                          20-1000                          5-150

CUSTOMERS

  The Company sells its products to customers worldwide. During the three months ended March 30, 1997, sales to Hyundai, LGIC and Samsung accounted for 83% of net sales, with each accounting for more than 20% of net sales. Sales to these three customers are expected to continue to account for a substantial majority of sales through the remainder of fiscal 1997. The loss of any of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Customer Concentration; and --Reliance upon South Korean Market and Growth of Wireless Services Market."

  The Company also sells to a wide variety of wireless equipment suppliers, including ADC Wireless Systems, Inc., AirNet Communications Corp., AT&T Wireless Services, BellSouth Cellular Corp., Metawave Communications Corporation and Phoenix Wireless Group, Inc.

MARKETING AND DISTRIBUTION, INTERNATIONAL SALES

  Powerwave sells its products through a highly technical direct sales force and through independent sales representatives. Direct sales personnel are assigned to geographic territories and, in addition to sales responsibilities, manage networks of independent sales representatives within the United States. The Company utilizes a network of independent sales representatives selected for their familiarity with potential customers of the Company and knowledge of the wireless infrastructure equipment market. Both the direct sales personnel and independent sales representatives generate product sales, provide product and customer service, and provide customer feedback for product development. In addition, the sales personnel and independent sales representatives receive support from the Company's marketing, product support and customer service departments. As the Company's potential customer base expands, the Company intends to further expand its network of independent sales representatives.

  The Company's marketing efforts are focused on establishing and developing long-term relationships with potential customers. Sales cycles for certain of the Company's products, particularly its base station power amplifiers are lengthy, typically ranging from 6 to 18 months. As is customary in the industry, sales are made through standard purchase orders which can be subject to cancellation, postponement or other types of delays. While certain customers provide the Company with forecasted needs, they are not bound by such forecasts and the Company does not recognize orders until actual purchase orders are received from the customer.

  International sales of the Company's products amounted to 9%, 67%, 77% and 85% of net sales for the years ended December 31, 1994, December 31, 1995, December 29, 1996 and for the three-month period ended March 30, 1997, respectively. Foreign sales of some of the Company's products are subject to national security and export regulations and may require the Company to obtain a permit or license. In recent years, the Company has not experienced any material difficulty in obtaining required permits or licenses. Foreign sales also subject the Company to risks related to political upheaval and economic downturns in foreign nations. In addition, the Company's foreign customers typically pay for the Company's products with U.S. dollars. As such, a strengthening of the U.S. dollar as compared to a foreign customer's local currency would effectively increase the price of the Company's products for that customer, thereby making the Company's products less attractive to such customers. See "Risk Factors--Risks of Doing Business in International Markets."

  The Company's warranties vary by product type and range from one to three years. Warranty obligations and other maintenance services for the Company's products are performed by the Company in California and Seoul, South Korea. The Company currently has two service employees located in South Korea and utilizes its South Korean location to provide service support for the Asian region.

PRODUCT DEVELOPMENT

  Powerwave intends to continue to dedicate significant resources to the research and development of new methods to improve amplifier performance, including reduced noise and increased power in the RF amplification process. The Company's development efforts also seek to reduce the cost and increase the manufacturing efficiency of existing products. The Company's research and development staff consisted of 52 people as of March 30, 1997. Expenditures for product development amounted to approximately $1.4 million in 1994, $2.3 million in 1995, $5.8 million in 1996 and $2.2 million for the three months ended March 30, 1997.

  The Company believes that further reductions in noise may be attained through digital processing, regulating amplifiers with software and other techniques, as well as through continued improvements in traditional feedforward technology. The Company intends to continue to dedicate significant resources to research and develop new methods to improve the performance of its existing amplifiers for use in cellular and PCS networks. See "Risk Factors--Rapid Technological Change; Dependence on New Products."

COMPETITION

  The wireless infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. The principal elements of competition in the Company's market include performance, functionality, reliability, pricing, quality, the ability to design products which can be efficiently manufactured in volume production, time-to-market delivery capabilities and standards compliance. While the Company believes that overall it competes favorably with respect to the foregoing elements, there can be no assurance that it will be able to continue to do so.

  Currently, the Company competes primarily with Avantek (a division of Hewlett-Packard), M/A-COM, Inc. (a subsidiary of AMP, Inc.), Microwave Power Devices, Inc. and Spectrian Corporation, in addition to the amplifier manufacturing operations captive within certain of the leading wireless infrastructure OEMs. Certain of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and have achieved greater name recognition for their existing products and technologies than has the Company.

  The Company's success depends in part upon the rate at which wireless infrastructure OEMs incorporate the Company's products into their systems. The Company believes that a substantial portion of the present worldwide production of amplifiers is captive within the internal manufacturing operations of a small number of wireless infrastructure OEMs and that these amplifiers are offered for sale as part of their wireless systems. These OEMs include, among others, Ericsson, Lucent, Motorola, Nokia and Nortel. In addition, Samsung, a significant customer of the Company, manufactures power amplifiers in addition to purchasing such components from the Company. The Company believes that these OEMs, as well as other customers of the Company, continuously evaluate whether to manufacture their own RF power amplifiers rather than purchase them from third-party vendors such as the Company. These and other large manufacturers of wireless infrastructure equipment could also determine to offer and sell their power amplifiers to other OEMs or customers of the Company and compete directly with the Company. In addition, these or other OEMs may enter into joint ventures or strategic relationships with the Company's competitors, in which event the Company's ability to sell products to such OEMs could be reduced or eliminated. See "Risk Factors--Internal Amplifier Production Capabilities of OEMs."

  The Company has experienced significant price competition and expects price competition in the sale of RF power amplifiers to increase. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. Certain of the Company's competitors have substantial financial resources, which may enable them to withstand sustained price competition or a downturn in the market better than the Company. There can be no assurance that the Company will be able to compete successfully in the pricing of its products, or otherwise, in the future.

BACKLOG

  The Company's backlog of orders was approximately $42.0 million on March 30, 1997 compared to approximately $37.2 million on December 29, 1996. A substantial portion of the backlog at March 30, 1997 is due to orders from customers for the South Korean market. The Company includes in backlog all accepted product purchase orders with respect to which a delivery schedule has been specified for product shipment within six months. Product orders in the Company's backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. The Company regularly reviews its backlog of orders to ensure that it adequately reflects product orders expected to be shipped within a six month period. The Company makes adjustments as customer delivery schedules change as well as in response to changes in the Company's production schedule. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

MANUFACTURING AND SUPPLIERS

  In July 1996, the Company relocated to an expanded headquarters and manufacturing facility in Irvine, California. The Company's manufacturing process involves the assembly of numerous individual components, and precise fine-tuning by technically oriented production personnel. The parts and materials used by the Company consist primarily of printed circuit boards, specialized subassemblies, fabricated housings, relays, and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors. The Company manufactures products to fill firm orders and to meet forecasts received from its major customers.

  The Company currently procures, and expects to continue to procure, certain components from single source manufacturers due to unique component designs as well as certain quality and performance requirements. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components from single sources. The Company has experienced, and may in the future experience, shortages of single source components. In such event, the Company may have to make adjustments to both product designs and production schedules which could result in delays in production and delivery. See "Risk Factors--Dependence on Single Sources for Key Components."

  The Company has received ISO 9001 certification, a uniform worldwide quality-control standard. Numerous customers and potential customers throughout the world, particularly in Europe, require that their suppliers be ISO certified. In addition, many such customers require that their suppliers purchase components only from subcontractors that are ISO certified.

INTELLECTUAL PROPERTY

  The Company relies primarily upon trade secrets to protect its intellectual property. The Company generally enters into confidentiality and non-disclosure agreements with its employees and limits access to and distribution of its proprietary information. In addition, the Company has applied for a U.S. patent for its proprietary implementation of feedforward technology and regularly examines various aspects of its technology for possible patent applications. The Company believes that its success depends upon the knowledge and experience of its management and technical personnel and its ability to market its existing products and to develop new products.

  The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect the Company's intellectual property or that the Company's intellectual property or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of certain countries in which the Company's products are or may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property and proprietary technology could have a material adverse effect on its business, results of operations and financial condition. As the number of patents, copyrights and other intellectual property rights in the Company's industry increases, and as the coverage of these rights and the functionability of the products in the market further overlap, the Company believes that its products may increasingly become the subject of infringement claims. The Company may in the future be notified that it is infringing upon certain patent or other intellectual property rights of others. Although the Company has not received any such notification to date and there are no pending or threatened intellectual property lawsuits against the Company, there can be no assurance that such litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition. A third party claiming infringement may also be able to obtain an injunction or other equitable relief, which could effectively block the ability of the Company or its customers to distribute, sell or import into the United States allegedly infringing products. If it appears necessary or desirable, the Company may seek licenses under patents or other rights from third parties covering intellectual property that the Company is allegedly infringing. No assurance can be given, however, that any such licenses could be obtained on terms acceptable to the Company, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, results of operations and financial condition.

PROPERTIES

  The Company's Irvine, California, headquarters and manufacturing facility occupy an aggregate of approximately 78,000 square feet under a lease expiring in 2006. The Company believes that its current facilities provide adequate expansion capabilities for its operations. The Company is currently subletting to an unrelated party approximately 27,000 square feet of additional expansion space, which sublease expires in October 1997. The Company currently anticipates utilizing this space once the sublease expires.

EMPLOYEES

  As of March 30, 1997, the Company had 315 full and part-time employees, including 52 in research and development, 12 in sales and marketing and 30 in corporate and administration. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

  The Company is not currently a party to any material litigation. The Company is from time to time a party to routine litigation incidental to its business, none of which, individually or in the aggregate, is expected to have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS AND OFFICERS

  The following table sets forth certain information regarding the Company's directors and officers:

             NAME            AGE                 POSITION
             ----            ---                 --------
  Alfonso G. Cordero........  57 Chairman of the Board
  Bruce C. Edwards..........  43 President, Chief Executive Officer and
                                 Director
  Mercy B. Cordero..........  48 Vice President, Administration
  Kevin T. Michaels.........  38 Vice President, Finance, Chief Financial
                                  Officer and Secretary
  Ki Y. Nam.................  37 Vice President, New Business Development
  Richard D. Posner.........  54 Vice President, Engineering
  Eric A. Tanner............  37 Vice President, Operations
  Mark D. Winters...........  36 Vice President, Quality
  Gregory M. Avis (1).......  38 Director
  David L. George (1).......  43 Director
  Eugene L. Goda (2)........  61 Director
  Rich Shapero (2)..........  49 Director
  Sam Yau (1)...............  48 Director

--------
(1) Member of Audit Committee of the Board of Directors.
(2) Member of Compensation Committee of the Board of Directors.

  ALFONSO G. CORDERO, one of the founders of the Company, has served as a director since the Company's inception. From June 1985 to January 1996, Mr. Cordero served as Chief Executive Officer of the Company and currently serves as Chairman of the Company. Mr. Cordero is married to Mercy B. Cordero, Vice President, Administration.

  BRUCE C. EDWARDS joined the Company in February 1996 as President and Chief Executive Officer and Director. Mr. Edwards was Executive Vice President, Chief Financial Officer and Director of AST Research, Inc., a personal computer company, from July 1994 to December 1995 and Senior Vice President, Finance and Chief Financial Officer of AST Research, Inc. from March 1988 to July 1994. Mr. Edwards currently serves on the Board of Directors of Diamond Multimedia Systems, Inc. and HMT Technology Corporation.

  MERCY B. CORDERO has served as Vice President, Administration of the Company since June 1985. From January 1985 to June 1985, Mrs. Cordero served as President of the Company. Mrs. Cordero is married to Alfonso Cordero, Chairman of the Company.

  KEVIN T. MICHAELS joined the Company in June 1996 as Vice President, Finance and Chief Financial Officer and was appointed Secretary in June 1996. Prior to joining the Company, Mr. Michaels worked for AST Research, Inc. for eight years, most recently as Vice President, Treasurer from October 1995 to June 1996. From July 1991 to October 1995 Mr. Michaels was Treasurer of AST Research, Inc. and from June 1988 to June 1991, he was Assistant Treasurer.

  KI Y. NAM has served as Vice President, New Business Development of the Company since November 1995. Mr. Nam has held various positions with the Company, including Senior Engineer and Vice President, Engineering, since joining the Company in April 1989.

  RICHARD D. POSNER joined the Company in July 1996 as Vice President, Engineering. Prior to joining the Company, Dr. Posner served as Vice President, Engineering at Whittaker Electronic Systems, Inc., a telecommunications and electronic equipment company, from February 1990 to June 1996. Prior to joining Whittaker, Dr. Posner co-founded 3DBM Systems, Inc., where he served as Vice President of Engineering.

  ERIC A. TANNER has served as Vice President, Operations since June 1995. Prior to joining the Company, Mr. Tanner was employed, from January 1986 to May 1995, in various managerial roles at Spectrian Corporation, a wireless network amplifier company, in Mountain View, California. Mr. Tanner served as Director of Manufacturing at Spectrian Corporation from January 1992 to May 1995. Prior to his employment at Spectrian, Mr. Tanner was employed at Motorola Inc.'s RF Power Device Group.

  MARK D. WINTERS has served as Vice President, Quality of the Company since June 1996. From May 1995 to June 1996, Mr. Winters served as Vice President, Engineering of the Company. From July 1992 to May 1995, Mr. Winters was with E-Systems, Inc., and served as Division Manager, Electronics Manufacturing. From December 1989 to July 1992, he was with DSC Communications, Inc., a telecommunications equipment company, serving as Manager, Manufacturing Engineering.

  GREGORY M. AVIS has been a member of the Company's Board of Directors since October 1995. Mr. Avis has been a managing partner of Summit Partners, a venture capital investment firm, since January 1990. Mr. Avis also serves on the Board of Directors of CMG Information Services, Inc., Digital Link Corp. and Splash Technology Holdings, Inc.

  DAVID L. GEORGE has been a member of the Company's Board of Directors since November 1995. Mr. George has served as Executive Vice President of Unique Technologies International, L.L.C., an SMR network company, since February 1994. From November 1983 to February 1994, Mr. George served as Vice President, Director of Operations, Commercial Division of Uniden America.

  EUGENE L. GODA has been a member of the Company's Board of Directors since November 1995. Since June 1997, Mr. Goda has served as President and Chief Executive Officer of Park Place Digitalk, a software company. From October 1995 to May 1997, Mr. Goda was a consultant and private investor. From October 1991 to October 1995, Mr. Goda served as CEO of Simulation Sciences, Inc., a software company. From July 1989 to September 1991, he served as CEO of Meridian Software Systems.

  RICH SHAPERO has been a member of the Company's Board of Directors since October 1995. Mr. Shapero has been a general partner of Crosspoint Venture Partners, a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company.

  SAM YAU has been a member of the Company's Board of Directors since November 1995. Mr. Yau has served as President and Chief Executive Officer of National Education Corporation, an education training and supply company, since May 1995. From May 1993 to November 1994, he served as Chief Operating Officer of Advacare, Inc. and from May 1987 to May 1993 as Senior Vice President, Finance and Administration of Archive Corporation (now part of Seagate Technologies, Inc.). Mr. Yau currently serves on the Board of Directors of National Education Corporation and Procom Technology, Incorporated.

  All directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified.

BOARD COMMITTEES AND COMPENSATION

  The Audit Committee of the Board of Directors consists of Messrs. Avis, George and Yau. The Audit Committee recommends to the Board of Directors the independent public accountants to be selected to audit the Company's annual financial statements and approves any special assignments given to such accountants. The Audit Committee also reviews the planned scope of the annual audit and the independent accountants' letter of comments and management's response thereto, any major accounting changes made or contemplated and the effectiveness and efficiency of the Company's internal accounting staff.

  The Compensation Committee consists of Messrs. Goda and Shapero. The Compensation Committee establishes remuneration levels for executive officers of the Company, reviews management organization and development and reviews executive compensation and significant employee benefit programs.

  The Company's outside directors, other than Messrs. Avis and Shapero who have waived their fees, receive $1,500 per meeting of Board of Directors. In addition, in connection with their joining the Company's Board of Directors, Messrs. George, Goda and Yau each were granted options to purchase 30,000 shares of Common Stock at an exercise price of $2.47 per share under the 1995 Stock Option Plan.

1996 DIRECTOR STOCK OPTION PLAN

  On October 7, 1996, the shareholders of the Company approved the 1996 Director Stock Option Plan (the "Director Plan") which became effective December 5, 1996. The Director Plan provides for the grant by the Company of options to purchase up to an aggregate of 200,000 shares of Common Stock of the Company. The Director Plan provides that each member of the Company's Board of Directors who is not an employee or paid consultant of the Company automatically will be eligible to receive options to purchase stock under the Director Plan. Pursuant to the terms of the Director Plan, each new director elected after December 5, 1996 will be granted an initial option under the plan covering 30,000 shares of Common Stock, which option shall vest in annual installments as to 25% of the optioned shares over a period of four years from the anniversary of the date of grant. Furthermore, on December 5, 1996 and on each anniversary date thereof, each director who shall have been an eligible participant under the Director Plan for at least six months shall be granted an annual option under the Director Plan to purchase 5,000 shares of Common Stock, which option shall vest in its entirety on the fourth anniversary of the date of such grant. The primary purposes of the Director Plan are to enhance the Company's ability to attract and retain well-qualified persons for service as directors and to provide incentives to such directors to continue their associations with the Company. There are 15,000 options outstanding (5,000 each to Messrs. George, Goda and Yau) under the Director Plan as of March 30, 1997 at an exercise price of $11.50.

  In the event of a merger of the Company with or into another corporation, or a consolidation, acquisition of stock or assets or other change in control transaction involving the Company, each option becomes exercisable in full, unless such option is assumed by the successor corporation. In the event the transaction is not approved by a majority of the "Continuing Directors" (as defined in the Director Plan), each option becomes fully vested and exercisable in full immediately prior to the consummation of such transaction, whether or not assumed by the successor corporation.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth summary information concerning compensation paid by, or accrued for services rendered to, the Company in all capacities during the two year period ended December 29, 1996 to the Company's Chairman, and the Company's other executive officers whose salary and bonus exceeded $100,000 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION
                                           ----------------------
                                                                   ALL OTHER
       NAME AND PRINCIPAL POSITION         YEAR  SALARY   BONUS   COMPENSATION
       ---------------------------         ---- -------- -------- ------------
Alfonso G. Cordero........................ 1996 $ 85,000 $250,000   $ 12,691(1)
  Chairman                                 1995   85,000  268,000          0
Bruce C. Edwards(2)....................... 1996  114,230  175,000        208(3)
  President and Chief Executive Officer
Ki Y. Nam................................. 1996  102,692  150,000     16,300(4)
  Vice President, New Business Development 1995   85,000  125,000          0
Peter L. Manno(5)......................... 1996   90,109   40,000    259,428(6)
  Executive Vice President
Kevin T. Michaels(7)...................... 1996   48,462   40,000      1,083(8)
  Vice President, Finance,
  Chief Financial Officer and Secretary

--------
(1) Included in this amount is the Company's profit sharing contribution of $9,100 and the Company's 401(k) plan matching contribution of $687, health care coverage of $819 and $2,086 of automobile expenses.
(2) Bruce Edwards joined the Company as President and Chief Executive Officer on February 19, 1996 at an annual base salary of $135,000.
(3) Amount represents the Company's matching contribution to the Company's 401(k) plan.
(4) Included in this amount is the Company's profit sharing contribution of $10,269 and the Company's 401(k) plan matching contribution of $679, health care coverage of $1,499 and $3,853 of automobile expenses.
(5) Peter Manno joined the Company as Executive Vice President on April 4, 1996 at an annual base salary of $125,000 and an annual commission of $75,000, and resigned from the Company on May 2, 1997.
(6) Amount includes $55,228 of annual commission, the Company's matching contribution to the Company's 401(k) plan of $218, health care coverage of $576 and $203,407 of relocation expenses.
(7) Kevin Michaels joined the Company as Vice President, Finance and Chief Financial Officer on June 10, 1996 at an annual base salary of $90,000.
(8) Amount represents health care coverage costs.

OPTION MATTERS

  Option Grants. The following table sets forth certain information concerning grants of options to each of the Company's executive officers named in the Summary Compensation Table during the fiscal year ended December 29, 1996. In addition, in accordance with the rules and regulations of the Securities and Exchange Commission, the following table sets forth the hypothetical gains or "option spreads" that would exist for the options. Such gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date on which the options were granted over the full term of the options. The rates do not represent the Company's estimate or projection of future Common Stock prices and no assurance can be given that the rates of annual compound stock appreciation assumed for the purposes of the following table will be achieved.

                       OPTION GRANTS DURING FISCAL 1996

                                      % OF                              POTENTIAL
                                      TOTAL                        REALIZABLE VALUE AT
                                     OPTIONS                        ASSUMED RATES OF
                         NUMBER OF   GRANTED                           STOCK PRICE
                         SECURITIES    TO                           APPRECIATION FOR
                         UNDERLYING EMPLOYEES EXERCISE  EXPIRATION       OPTION
                          OPTIONS   IN FISCAL   PRICE      TERM    -------------------
          NAME           GRANTED(#)  YEAR(1)  ($/SHARE)  DATE(2)      5%       10%
          ----           ---------- --------- --------- ---------- -------- ----------
Bruce C. Edwards........  450,000     29.54%   $ 2.67    1/19/06   $754,675 $1,912,493
Peter L. Manno..........  300,000     19.69%   $ 2.67     3/4/06   $503,116 $1,274,996
                           25,000      1.64%   $11.50    12/5/06   $180,807 $  458,201
Kevin T. Michaels.......   90,000      5.91%   $ 4.67    6/10/06   $265,143 $  672,506

--------
(1) Options to purchase an aggregate of 1,523,400 shares of Common Stock were granted to employees, including the executive officers named in the table, during the fiscal year ended December 29, 1996.
(2) Options granted have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

  Options Exercises. The following table sets forth certain information concerning the exercise of options by each of the Company's executive officers named in the Summary Compensation Table during the fiscal year ended December 29, 1996, including the aggregate value of gains on the date of exercise. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of December 29, 1996. Also reported are the values for "in the money" options which represent the positive spread between the exercise prices of any such existing stock options and the fiscal year end price of common stock.

                 AGGREGATE OPTION EXERCISES DURING FISCAL 1996
                    AND OPTION VALUES ON DECEMBER 29, 1996

                                                                          VALUE OF UNEXERCISED
                          SHARES                NUMBER OF UNEXERCISED     IN-THE-MONEY OPTIONS
                         ACQUIRED                OPTIONS AT 12/29/96         AT 12/29/96(2)
                            ON       VALUE    ------------------------- -------------------------
          NAME           EXERCISE REALIZED(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           -------- ----------- ----------- ------------- ----------- -------------
Bruce C. Edwards........ 112,500      $ 0           0        337,500        $ 0      $4,162,499
Peter L. Manno..........       0        0           0        325,000          0       3,787,499
Kevin T. Michaels.......       0        0           0         90,000          0         930,000

--------
(1) Market value on the date of exercise of shares, less option exercise price.
(2) In accordance with the Securities and Exchange Commission's rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. For purposes of this table, fair market value per share is deemed to be $15.00, the closing common stock price reported by Nasdaq on December 27, 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Alfonso G. Cordero, Chairman of the Company, served on the Compensation Committee during the fiscal year ended December 29, 1996.

  Pursuant to the Stockholders' Agreement, the Company and its then existing shareholders (the "Founders") agreed that the Company would redeem from the Founders, on a pro rata basis, one share of Common Stock for each share of Common Stock in excess of 1,095,000 issued by the Company upon the exercise of a Company stock option granted under the 1995 Plan at the exercise price for such option. Effective December 5, 1996, Stockholders and the Company agreed that this share redemption agreement applies only to the exercise of options to purchase a total of 843,615 shares of the Company's Common Stock. In connection with entering into the Stockholders' Agreement, the Company amended the 1995 Stock Option Plan to provide that all option grants in excess of 1,050,000 are subject to the approval of Alfonso G. Cordero and to give Mr. Cordero the right to terminate the granting of additional option grants under the Plan. See "1995 Stock Option Plan."

  In August 1995, the Company entered into a Technology License Agreement with Unique Wireless Developments, L.L.C., a Delaware limited liability company. Under the agreement, the Company obtained exclusive rights to use certain amplifier technology for the SMR market in exchange for certain royalties, including a non-refundable (with certain exceptions) up front royalty totaling $300,000. David L. George, a member of the Board of Directors of the Company, is Executive Vice President of Unique Technologies International, L.L.C., an affiliate of Unique Wireless Developments, L.L.C. Unique Technologies International is a customer of the Company and purchases products from the Company on terms no less favorable to the Company than could otherwise be obtained from unaffiliated third parties. Total sales during fiscal 1996 did not exceed $50,000.

  From November 1993 to June 1996, the Company leased its operating facility from 17500 Gillette Avenue Associates, a California general partnership (the "Partnership") owned by the holders of substantially all of the Company's Common Stock prior to the Company's initial public offering, including Alfonso
G. Cordero, an officer and director of the Company, and Ki Y. Nam, an officer of the Company. The Company also guaranteed a loan to the Partnership, the proceeds of which were used to purchase the real property and facility. This loan was repaid in full by the Partnership in 1996. In July 1996, the Company relocated its operating facility and entered into a lease with CNH, LLC, a California limited liability company (the "LLC") owned by the holders of approximately 45% of the Company's Common Stock outstanding as of March 30, 1997, including Messrs. Cordero and Nam. The lease expires on July 15, 2006. In connection with entering into this lease, the Company paid the LLC $1,000,000 in exchange for various improvements made to the new facility. In addition, the Company has incurred approximately $1,000,000 in leasehold improvements to the new facility.

  The Company has entered into indemnification agreements with its directors, certain executive officers and certain affiliated entities. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by Delaware law.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could otherwise be obtained from unaffiliated third parties.

1995 STOCK OPTION PLAN

  The Company's 1995 Stock Option Plan (the "1995 Option Plan") was adopted by the Company's shareholders and Board of Directors effective as of December 4, 1995 and provides for the granting of nonqualified stock options to purchase up to 1,938,615 shares of the Company's Common Stock. Under the 1995 Option Plan, shares of the Company's Common Stock may be granted to directors, officers and employees of the Company. As of March 30, 1997, 131,327 options have been exercised under the plan and there were 1,804,375 options outstanding under the 1995 Option Plan at a weighted average exercise price of $3.34.

  The 1995 Option Plan provides that the 1995 Option Plan itself and all outstanding options shall terminate upon the occurrence of a consolidation or merger in which the Company is not the surviving corporation, the sale of substantially of all the Company's assets and certain other similar events, in each case unless the 1995 Plan is assumed by the successor corporation. In the event that an option holder's employment by the Company is terminated (other than for cause) within 180 days after any such transaction, such option holder's options become exercisable in full on the date of termination.

  Pursuant to the Stockholders' Agreement, certain shareholders of the Company have agreed to have an equivalent number of their shares redeemed by the Company if options to purchase in excess of 1,095,000 and up to an aggregate of 1,938,615 shares of the Company's Common Stock are exercised by any of the option holders who acquire options under the Company's 1995 Stock Option Plan. The Stockholders' Agreement provides that the redemption price shall equal the exercise price for each applicable option. See "Compensation Committee Interlocks and Insider Participation."

  The 1995 Stock Option Plan provides that all option grants under the Plan in excess of 1,050,000 are subject to the approval of Alfonso G. Cordero. In addition, the granting of additional option grants under the Plan may be terminated at the discretion of Mr. Cordero.

1996 STOCK INCENTIVE PLAN

  On October 7, 1996, the shareholders of the Company approved the 1996 Stock Incentive Plan (the "1996 Plan") which became effective on December 5, 1996. The 1996 Plan covers an aggregate of 1,500,000 shares of Common Stock plus any shares which are or become available for grant under the 1995 Plan. The 1996 Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the 1996 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1996 Plan is administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. There were 170,000 options outstanding under the 1996 Plan as of March 30, 1997, at a weighted average exercise price of $14.02.

  In the event of a merger of the Company with or into another corporation, or a consolidation, acquisition of stock or assets or other change in control transaction involving the Company, each option becomes exercisable in full, unless such option is assumed by the successor corporation. In the event the transaction is not approved by a majority of the "Continuing Directors" (as defined in the 1996 Plan), each option becomes fully vested and exercisable in full immediately prior to the consummation of such transaction, whether or not assumed by the successor corporation. In addition, in the event that an option holder's employment by the Company is terminated (other than for cause) within 180 days after a change in control, such option holder's options become exercisable in full on the date of termination.

EMPLOYEE STOCK PURCHASE PLAN

  On October 7, 1996, the shareholders of the Company approved the Employee Stock Purchase Plan (the "Purchase Plan") which became effective on December 5, 1996. The Purchase Plan covers an aggregate of 500,000 shares of Common Stock. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, provides for six-month offerings with purchases occurring at six month intervals. The first period began effective December 5, 1996 and will terminate on July 31, 1997. The Purchase Plan is administered by the Board of Directors. Employees will be eligible to participate if they are employed by the Company for at least 20 hours per week and if they have been employed by the Company for at least 90 days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 20% of an employee's compensation. The price of Common Stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in any offering period at any time during such period, and participation ends automatically on termination of employment. The

Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect options previously granted under the Purchase Plan. There were rights to purchase approximately 17,100 shares of Common Stock outstanding under the Purchase Plan as of March 30, 1997.

401(k) PLAN

  The Company has adopted a Future Income Program Plan and Trust (the "401(k) Plan") covering the Company's full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to 15% of their base salary, subject to Internal Revenue Service limitations, and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. For 1996, the Company match was 10% of employee contributions. For 1997, the Company may match up to 20% of eligible employee contributions. For fiscal 1996, the Company contributed $21,783 to the 401(k) Plan. In addition, for 1996 the Company made profit-sharing contributions to the 401(k) Plan of $595,000.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

  The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law and the Company's Amended and Restated Bylaws provide that the Company must indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company has entered into agreements to indemnify its directors and executive officers. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 31, 1997, as adjusted to give effect to the sale by the Company and the Selling Shareholders of the shares of Common Stock offered hereby by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) the Selling Shareholders, (iii) each of the Company's directors, (iv) each of the Named Executive Officers, and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                      SHARES                      SHARES
                                BENEFICIALLY OWNED             BENEFICIALLY
                                     PRIOR TO      NUMBER OF    OWNED AFTER
   DIRECTORS, NAMED EXECUTIVE      OFFERING(1)      SHARES    OFFERING(1)(2)
          OFFICERS AND          ------------------   BEING   -----------------
  5% AND SELLING SHAREHOLDERS     OWNED    PERCENT  OFFERED   NUMBER   PERCENT
  ---------------------------   ---------- ------- --------- --------- -------
Alfonso G. Cordero (3).........  5,496,088  33.8%    840,000 4,656,088  27.3%
 2026 McGaw Avenue
 Irvine, California 92614
Summit Partners (4)............  3,989,272  24.6   1,000,000 2,989,272  17.6
 499 Hamilton Avenue
 Suite 200
 Palo Alto, California 94301
Gregory M. Avis (5)............  3,989,272  24.6   1,000,000 2,989,272  17.6
Ki Y. Nam (6)..................  1,660,187  10.2     290,000 1,370,187   8.0
 2026 McGaw Avenue
 Irvine, California 92614
Crosspoint Ventures (7)........    759,578   4.7     250,000   509,578   3.0
 One First Street
 Palo Alto, California 94022
Rich Shapero (8)...............    759,578   4.7     250,000   509,578   3.0
Bill H. Doi (9)................    257,213   1.6      30,000   227,213   1.3
Thomas Ha (10).................    180,873   1.1      20,000   160,873     *
Bruce C. Edwards (11)..........    168,750   1.0               168,750   1.0
Sussanne Torretta (12).........    122,605     *      30,000    92,605     *
Eric A. Tanner (13)............     49,530     *      10,000    39,530     *
Mark D. Winters (14)...........     45,000     *      10,000    35,000     *
Kevin T. Michaels (15).........     24,475     *       5,000    19,475     *
Abbey R. Kassinove (16)........     14,000     *      10,000     4,000     *
David L. George (17)...........     12,500     *                12,500     *
Eugene L. Goda (18)............     12,500     *       5,000     7,500     *
Sam Yau (19)...................     12,500     *                12,500     *
All Executive Officers and
 Directors as a Group (9
 persons)(20).................. 12,135,850  74.1%  2,390,000 9,745,850  56.8%

--------
  *  Less than 1%
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days of May 31, 1997, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. As of May 31, 1997, the Company had a total of 16,241,324 shares of Common Stock issued and outstanding. Except as indicated by footnote and subject to community property laws where applicable, to the knowledge of the Company the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
 (2) Assumes that the Underwriters' over-allotment option is not exercised.
 (3) Includes 344,000 shares held in trusts for which Mr. Cordero serves as trustee. Also includes 15,000 shares, consisting of options exercisable within 60 days of May 31, 1997, owned by Mr. Cordero's spouse, an officer of the Company. Mr. Cordero disclaims beneficial ownership of such shares. Also includes 522,618 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,095,000 pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management--1995 Stock Option Plan."
 (4) Includes 1,924,864 shares held by Summit Ventures IV, L.P., 1,924,864 shares held by Summit Ventures III, L.P., and 139,544 shares held by Summit Investors II, L.P. Voting power with respect to shares held by Summit Ventures IV, L.P., Summit Ventures III, L.P. and Summit Investors II, L.P. is held solely by Gregory M. Avis.
 (5) Consists of shares held by Summit entities, of which Mr. Avis is a designated representative and general partner. Mr. Avis disclaims beneficial ownership of all shares held by Summit entities except to the extent of his pecuniary interest therein.
 (6) Includes 200,000 shares held in trusts for which Mr. Nam serves as trustee. Also includes 160,156 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,095,000 shares of Common Stock pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management--1995 Stock Option Plan."
 (7) Includes 736,607 shares held by Crosspoint Venture Partners 1993 and 22,971 shares held by Crosspoint Venture Partners Entrepreneurs 1993. Voting power with respect to shares held by Crosspoint Venture Partners 1993 and Crosspoint Venture Partners Entrepreneurs 1993 is held solely by Rich Shapero.
 (8) Consists of shares held by Crosspoint entities, of which Mr. Shapero is a designated representative. Mr. Shapero disclaims beneficial ownership of all shares held by Crosspoint entities except to the extent of his pecuniary interest therein.
 (9) Includes 25,287 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,095,000 shares of Common Stock pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management--1995 Stock Option Plan."
(10) Includes 14,062 shares, consisting of options exercisable within 60 days of May 31, 1997, and 16,860 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,095,000 shares of Common Stock pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management--1995 Stock Option Plan."
(11) Includes options exercisable for 56,250 shares within 60 days of May 31, 1997.
(12) Includes 12,643 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,095,000 shares of Common Stock pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management--1995 Stock Option Plan."
(13) Consists of options exercisable for 49,530 shares within 60 days of May 31, 1997.
(14) Consists of options exercisable for 45,000 shares within 60 days of May 31, 1997.
(15) Consists of options exercisable for 24,375 shares within 60 days of May 31, 1997.
(16) Consists of options exercisable for 14,000 shares within 60 days of May 31, 1997.
(17) Consists of options exercisable for 12,500 shares within 60 days of May 31, 1997.
(18) Consists of options exercisable for 12,500 shares within 60 days of May 31, 1997.
(19) Consists of options exercisable for 12,500 shares within 60 days of May 31, 1997.
(20) Includes 682,774 shares subject to redemption by the Company (see notes 3 and 6) and options exercisable for 133,125 shares within 60 days of May 31, 1997 (see notes 3, 11, 15, 17, 18 and 19).

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 40,000,000 shares of common stock, $.0001 par value ("Common Stock"), and 5,000,000 shares of preferred stock, $.0001 par value ("Preferred Stock").

COMMON STOCK

  As of March 30, 1997, there were 16,241,324 shares of Common Stock outstanding held of record by approximately 37 shareholders. There will be 17,031,324 shares of Common Stock outstanding after the sale of the shares of Common Stock offered hereby assuming no exercise of outstanding stock options other than options to acquire 40,000 shares that will be exercised and which underlying shares will be sold in the Offering. See "Principal and Selling Shareholders."

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to the Offering shall be fully paid and nonassessable.

PREFERRED STOCK

  As of March 30, 1997, there were no shares of Preferred Stock issued or outstanding.

  The Board of Directors has the authority, without further action by the shareholders, to issue the authorized shares of Preferred Stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and the issuance of Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company. See "Risk Factors--Effect of Certain Charter and Bylaw Provisions."

REGISTRATION RIGHTS

  Under the terms of that certain Registration Rights Agreement, dated as of October 10, 1995, among the Company and certain holders of its securities, after the Offering and upon the expiration of the 90-day lock-up agreement with the Underwriters, the holders of approximately 10,815,500 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the agreement, certain holders of specified threshold amounts of "Registrable Securities" may demand that the Company register their securities for resale under the Securities Act, in which case all holders of their Registrable Securities may join in such demand registration. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the action of other shareholders (other than the holders of Registrable Securities), the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities therein. In either case, among other conditions and limitations, the underwriters have the right to limit the number of Registrable Securities included in any such registration. Certain holders of Registrable Securities also may require the Company to register, at the expense of the Company, all or a portion of their Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested" shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless either (i) prior to the date at which the person becomes an interested shareholder, the board of directors approves such transaction or business combination, (ii) the shareholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at a meeting of shareholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested shareholder. For purposes of Section 203, an "interested" shareholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  The Company's Amended and Restated Certificate of Incorporation allows the Board of Directors to issue Preferred Stock in one or more series with such voting rights and other provisions as the Board of Directors may determine. The Amended and Restated Certificate of Incorporation also eliminates the ability of shareholders to call special meetings and requires advance notice to nominate a director or take certain other actions. These provisions may be deemed to have a potential anti-takeover effect and may delay or prevent a change of control of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 17,031,324 shares of Common Stock outstanding, assuming no exercise of outstanding stock options other than options to acquire 40,000 shares that will be exercised and which underlying shares will be sold in the Offering. Of these shares, the 3,250,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is used under the Securities Act. 11,002,497 shares held by existing shareholders will be "restricted securities" as defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

  Certain officers, directors, Selling Shareholders and certain other shareholders have agreed with the Underwriters that they will not sell any of the 9,942,443 shares of Common Stock owned by them for a period of 90 days after the effective date of the Offering without the prior written consent of Alex. Brown & Sons Incorporated (the "90-day lock-up"). Furthermore, option holders who are executive officers, officers and directors have agreed to be precluded from selling any shares issuable to them through the exercise of options for the 90-day lock-up period. 1,015,054 restricted shares will be available for sale in the public market under either Rule 144 or 144(k) on the date of the Offering. Upon the expiration of the 90-day lock-up (or earlier upon the consent of Alex. Brown & Sons Incorporated), 319,818 Restricted Shares (plus shares issuable upon exercise of then vested outstanding options) will be eligible for immediate sale in the public market in reliance on Rule 144(k) and 9,622,625 restricted shares will become eligible for sale subject to the volume and other restrictions of Rule 144 and, in some cases, Rule 701.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 170,313 shares immediately after the Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the Restricted Shares for a least two years is entitled to sell such shares under Rule 144(k) as currently in effect without regard to any of the limitations described above.

  In general, under Rule 701 as currently in effect, certain shares issued upon exercise of options granted by the Company prior to the date of the Company's initial public offering will also be available for sale in the public market, subject to expiration of the 90-day lock-up period. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144.

  The Company has filed a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under its stock option plans, thus permitting the resale of shares issued under the plan by non-affiliates in the public market without restriction under the Securities Act. Approximately 157,030 shares of Common Stock issuable upon exercise of options outstanding at May 31, 1997, will become eligible for sale in the public market upon the expiration of the 90-day lock-up period described above.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, UBS Securities LLC and Wessels, Arnold & Henderson, L.L.C., have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
                              UNDERWRITERS                              SHARES
                              ------------                             ---------
   Alex. Brown & Sons Incorporated....................................   910,000
   UBS Securities LLC.................................................   910,000
   Wessels, Arnold & Henderson, L.L.C.................................   910,000
   Bear, Stearns & Co. Inc. ..........................................    65,000
   Lehman Brothers Inc. ..............................................    65,000
   Oppenheimer & Co., Inc. ...........................................    65,000
   Robertson, Stephens & Company LLC..................................    65,000
   Schroder Wertheim & Co. Incorporated...............................    65,000
   Smith Barney Inc. .................................................    65,000
   C. L. King & Associates, Inc.......................................    32,500
   Rauscher Pierce Refsnes, Inc.......................................    32,500
   Soundview Financial Group, Inc.....................................    32,500
   Wedbush Morgan Securities Inc. ....................................    32,500
                                                                       ---------
       Total.......................................................... 3,250,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.65 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company and certain Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 487,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,250,000, and the Company and those Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,250,000 shares are being offered.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Selling Shareholders, all of the officers and directors and certain other shareholders of the Company have agreed not to offer, sell, contract to sell, or otherwise dispose of any of such Common

Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  In general, the rules of the Securities and Exchange Commission (the "Commission") will prohibit the Underwriters from making a market in the Company's Common Stock during the restricted period immediately preceding the pricing of the Common Stock offered hereby. The Commission has, however, adopted exemptions from its rules that permit passive market making under certain conditions. The rules permit an Underwriter to continue to make a market subject to certain conditions, including that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in Common Stock during the restricted period.

  In connection with the Offering, the Underwriters and other persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in Common Stock for their own account. To cover over-allotments or to stabilize the price of Common Stock the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of Common Stock in market making transactions. These activities may stabilize or maintain the market price of Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters will be passed upon for the Underwriters by Morrison & Foerster LLP, Irvine, California. Certain shareholders of and attorneys associated with Stradling Yocca Carlson & Rauth beneficially own shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company as of December 31, 1995 and December 29, 1996 and for each of the three years in the period ended December 29, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the

Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the Commission. The Registration Statement is also available through the Commission's Website on the World Wide Web at the following address: http://www.sec.gov.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and through the Commission's Website on the World Wide Web at the following address: http://www.sec.gov.

                      CERTAIN FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act and information that are based on beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan" and similar expressions as they relate to the Company or the Company's management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the industries served by the Company, the costs of product development and other risks and uncertainties including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's shareholders, customers, suppliers, business partners, competitors, and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should the underlying estimates or assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                          POWERWAVE TECHNOLOGIES, INC.

                               ----------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1995, December 29, 1996 and
 March 30, 1997 (unaudited)...............................................  F-3
Consolidated Statements of Income for the years ended December 31, 1994,
 1995 and December 29, 1996 and the Three Months Ended March 31, 1996
 (unaudited) and March 30, 1997 (unaudited)...............................  F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1994, 1995 and December 29, 1996 and the Three Months
 Ended March 30, 1997 (unaudited).........................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and December 29, 1996 and the Three Months Ended March 31,
 1996 (unaudited) and March 30, 1997 (unaudited)..........................  F-6
Notes to Consolidated Financial Statements................................  F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Powerwave Technologies, Inc.:

  We have audited the accompanying consolidated balance sheets of Powerwave Technologies, Inc. and subsidiary (formerly Milcom International, Inc.) (the "Company") as of December 29, 1996 and December 31, 1995, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Costa Mesa, California
January 15, 1997

                          POWERWAVE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                       DECEMBER 31,  DECEMBER 29,   MARCH 30,
                                           1995          1996         1997
                                       ------------  ------------  -----------
                                                                   (UNAUDITED)
ASSETS:
Current Assets:
  Cash and cash equivalents..........  $ 5,860,785   $32,386,331   $36,021,106
  Accounts receivable, net of
   allowance for doubtful accounts of
   $122,532, $485,368 and $610,842 at
   December 31, 1995, December 29,
   1996, and March 30, 1997,
   respectively......................    3,103,990     3,324,699     6,305,922
  Inventories, net...................    4,724,261     4,707,545     6,356,448
  Income tax refund receivable.......      609,550           --            --
  Prepaid expenses and other current
   assets............................       15,163       327,816       618,262
  Deferred tax assets................    1,031,482     1,875,572     1,875,572
                                       -----------   -----------   -----------
   Total current assets..............   15,345,231    42,621,963    51,177,310
Property and equipment...............    1,800,078     5,211,764     8,189,886
Accumulated depreciation and
 amortization........................     (734,285)   (1,011,132)   (1,324,929)
                                       -----------   -----------   -----------
  Net property and equipment.........    1,065,793     4,200,632     6,864,957
                                       -----------   -----------   -----------
Other assets.........................       52,299       109,606       338,335
                                       -----------   -----------   -----------
TOTAL ASSETS.........................  $16,463,323   $46,932,201   $58,380,602
                                       ===========   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities:
  Accounts payable...................  $ 3,508,098   $ 3,588,885   $ 5,881,233
  Accrued expenses and other
   liabilities.......................    2,080,446     3,878,396     4,552,391
  Due to shareholders................       50,000           --            --
  Current portion of long-term debt..       66,824       253,747       304,042
  Income taxes payable...............          --      1,658,019     3,098,479
                                       -----------   -----------   -----------
   Total current liabilities.........    5,705,368     9,379,047    13,836,145
Deferred tax liabilities.............          --        189,432       189,432
Other non-current liabilities........          --            --         21,934
Long-term debt.......................      137,526       520,399       630,887
                                       -----------   -----------   -----------
TOTAL LIABILITIES....................  $ 5,842,894   $10,088,878   $14,678,398
Commitments and contingency
Series A Convertible Preferred Stock,
 $.0001 par value; 3,375,900 shares
 authorized and outstanding at
 December 31, 1995; 3,375,900 shares
 authorized and no shares outstanding
 at
 December 29, 1996 and March 30,
 1997................................   14,498,193           --            --
Shareholders' Equity (Deficit):
Preferred Stock, $.0001 par value,
 5,000,000 shares authorized and no
 shares outstanding
Common Stock, $.0001 par value,
 20,000,000 shares authorized,
 8,886,147 shares issued and
 outstanding at December 31, 1995;
 40,000,000 shares authorized,
 15,862,497 and 16,241,324 shares
 issued and outstanding at December
 29, 1996 and March 30, 1997.........      471,380    33,570,573    37,668,786
Retained earnings....................    7,882,236    15,504,130    18,264,798
Less treasury stock at cost..........  (12,231,380)  (12,231,380)  (12,231,380)
                                       -----------   -----------   -----------
   Total shareholders' equity
    (deficit)........................   (3,877,764)   36,843,323    43,702,204
                                       -----------   -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY..............................  $16,463,323   $46,932,201   $58,380,602
                                       ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                        YEAR ENDED                  THREE MONTHS ENDED
                          --------------------------------------- -----------------------
                          DECEMBER 31,  DECEMBER 31, DECEMBER 29,  MARCH 31,   MARCH 30,
                              1994          1995         1996        1996        1997
                          ------------  ------------ ------------ ----------- -----------
                                                                        (UNAUDITED)
Net sales...............  $22,860,634   $36,044,438  $60,330,864  $13,807,400 $20,242,742
Cost of sales...........   14,465,477    22,713,227   34,770,160    8,229,251  11,527,916
                          -----------   -----------  -----------  ----------- -----------
Gross profit............    8,395,157    13,331,211   25,560,704    5,578,149   8,714,826
                          -----------   -----------  -----------  ----------- -----------
Operating expenses:
  Sales and marketing...      570,276     1,557,282    4,364,834    1,055,601   1,580,623
  Research and
   development..........    1,432,544     2,252,254    5,770,523    1,074,662   2,211,404
  General and
   administrative.......    1,517,704     1,958,228    2,990,580      611,552     942,886
                          -----------   -----------  -----------  ----------- -----------
Total operating
 expenses...............    3,520,524     5,767,764   13,125,937    2,741,815   4,734,913
                          -----------   -----------  -----------  ----------- -----------
Operating income........    4,874,633     7,563,447   12,434,767    2,836,334   3,979,913
Other income (expense)..      (19,892)       32,237      483,696       58,544     472,778
                          -----------   -----------  -----------  ----------- -----------
Income before income
 taxes..................    4,854,741     7,595,684   12,918,463    2,894,878   4,452,691
Provision for income
 taxes..................    1,908,406     3,115,648    5,296,569    1,186,900   1,692,023
                          -----------   -----------  -----------  ----------- -----------
Net income..............  $ 2,946,335   $ 4,480,036  $ 7,621,894  $ 1,707,978 $ 2,760,668
                          ===========   ===========  ===========  =========== ===========
Pro forma net income and
 net income per share...                $       .31  $       .52  $       .12 $       .17
                                        ===========  ===========  =========== ===========
Pro forma weighted
 average and weighted
 average common shares..                 14,475,481   14,606,372   14,475,481  16,728,008
                                        ===========  ===========  =========== ===========


   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                           TOTAL
                               COMMON STOCK            TREASURY STOCK                  SHAREHOLDERS'
                          -----------------------  ----------------------   RETAINED      EQUITY
                            SHARES      AMOUNT      SHARES      AMOUNT      EARNINGS     (DEFICIT)
                          ----------  -----------  --------- ------------  ----------- -------------
Balance at January 1,
 1994...................  13,949,997  $   740,000            $             $   455,865  $ 1,195,865
Net income..............                                                     2,946,335    2,946,335
                          ----------  -----------  --------- ------------  -----------  -----------
Balance at December 31,
 1994...................  13,949,997      740,000                            3,402,200    4,142,200
Repurchase of Common
 Stock (Note 6).........  (5,063,850)    (268,620) 5,063,850  (12,231,380)              (12,500,000)
Net income..............                                                     4,480,036    4,480,036
                          ----------  -----------  --------- ------------  -----------  -----------
Balance at December 31,
 1995...................   8,886,147      471,380  5,063,850  (12,231,380)   7,882,236   (3,877,764)
Issuance of Common Stock
 related to the exercise
 of stock options (Note
 9).....................     112,500      300,000                                           300,000
Issuance of Common Stock
 related to the IPO,
 net....................   1,800,000   18,301,000                                        18,301,000
Conversion of Preferred
 Stock to Common Stock
 (Note 6)...............   5,063,850   14,498,193                                        14,498,193
Net income..............                                                     7,621,894    7,621,894
                          ----------  -----------  --------- ------------  -----------  -----------
Balance at December 29,
 1996...................  15,862,497  $33,570,573  5,063,850 $(12,231,380) $15,504,130  $36,843,323
Unaudited:
Issuance of Common Stock
 related to the exercise
 of stock options (Note
 9).....................      18,827       46,608                                            46,608
Tax benefit related to
 stock option exercises.                  151,562                                           151,562
Exercise of over-
 allotment, net.........     360,000    3,884,019                                         3,884,019
Compensation expense
 related to stock option
 grants.................                   16,024                                            16,024
Net income..............                                                     2,760,668    2,760,668
                          ----------  -----------  --------- ------------  -----------  -----------
Balance at March 30,
 1997...................  16,241,324  $37,668,786  5,063,850 $(12,231,380) $18,264,798  $43,702,204
                          ==========  ===========  ========= ============  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        YEAR ENDED                   THREE MONTHS ENDED
                          ---------------------------------------  -----------------------
                          DECEMBER 31, DECEMBER 31,  DECEMBER 29,  MARCH 31,    MARCH 30,
                              1994         1995          1996         1996        1997
                          ------------ ------------  ------------  ----------  -----------
                                                                        (UNAUDITED)
CASH FLOWS FROM OPERAT-
 ING ACTIVITIES:
  Net income............   $2,946,335  $ 4,480,036   $ 7,621,894   $1,707,978  $ 2,760,668
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities:
  Depreciation and
   amortization.........      166,597      353,929       656,733      126,072      313,795
  Deferred income taxes.     (399,127)    (609,927)     (654,658)
  Changes in assets and
   liabilities:
   Accounts receivable..    1,127,618   (1,675,766)     (220,709)  (3,348,242)  (2,981,223)
   Inventories..........   (2,350,424)  (1,448,235)       16,716     (152,579)  (1,648,903)
   Income tax refund
    receivable..........                  (609,550)      609,550      609,550
   Prepaid expenses and
    other current
    assets..............       (5,694)     (48,730)     (312,653)     (11,825)    (290,446)
   Accounts payable.....   (1,277,867)   2,066,914        80,787     (487,833)   2,292,348
   Accrued expenses and
    other liabilities...    1,379,052      737,138     1,797,950    1,349,433      695,929
   Compensation expense
    related to stock
    options.............                                                            16,026
   Other assets.........                                 (57,307)                 (228,729)
   Income taxes payable.    2,072,384   (2,304,855)    1,658,019      502,350    1,592,022
                           ----------  -----------   -----------   ----------  -----------
  Net cash provided by
   operating
   activities...........    3,658,874      940,954    11,196,322      294,904    2,521,487
                           ----------  -----------   -----------   ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
  Purchase of property
   and equipment........     (207,502)    (537,909)   (3,791,572)     (53,175)  (2,978,122)
  Sale (purchase) of
   short-term
   investments..........     (494,795)     494,795                     13,165
                           ----------  -----------   -----------   ----------  -----------
  Net cash used in
   investing
   activities...........     (702,297)     (43,114)   (3,791,572)     (40,010)  (2,978,122)
                           ----------  -----------   -----------   ----------  -----------
CASH FLOW FROM FINANCING
 ACTIVITIES:
  Principal payments on
   long-term debt.......     (284,880)     (65,459)     (133,747)     (67,699)     (75,049)
  Proceeds from sale of
   assets...............                                 703,543                   235,832
  Decrease in amounts
   due to shareholders..                                 (50,000)
  Issuance of Preferred
   Stock................                14,498,193
  Issuance of Common
   Stock................                              18,301,000                 3,884,019
  Repurchase of Common
   Stock................               (12,500,000)
  Proceeds from exercise
   of stock options.....                                 300,000                    46,608
                           ----------  -----------   -----------   ----------  -----------
  Net cash provided by
   (used in) financing
   activities...........     (284,880)   1,932,734    19,120,796      (67,699)   4,091,410
                           ----------  -----------   -----------   ----------  -----------
NET INCREASE IN CASH AND
 CASH EQUIVALENTS.......    2,671,697    2,830,574    26,525,546      187,195    3,634,775
CASH AND CASH
 EQUIVALENTS, beginning.      358,514    3,030,211     5,860,785    5,841,456   32,386,331
                           ----------  -----------   -----------   ----------  -----------
CASH AND CASH
 EQUIVALENTS, ending....   $3,030,211  $ 5,860,785   $32,386,331   $6,028,651  $36,021,106
                           ==========  ===========   ===========   ==========  ===========
SUPPLEMENTAL CASH FLOW
 INFORMATION:
Cash paid for:
  Interest..............   $   58,942  $    56,783   $    18,393   $    4,664  $    19,267
                           ==========  ===========   ===========   ==========  ===========
  Income taxes..........   $  235,149  $ 6,665,000   $ 3,809,000   $   75,000  $   100,000
                           ==========  ===========   ===========   ==========  ===========
NON CASH ITEMS:
Acquisition of property
 through capital lease..   $  248,141                $   703,543               $   235,832
                           ==========                ===========               ===========
Preferred dividends
 payable................                                           $  450,000
                                                                   ==========
Conversion of Preferred
 Stock to Common Stock..               $14,498,193
                                       ===========
Tax benefit related to
 stock option exercises.                                                       $   151,562
                                                                               ===========

   The accompanying notes are an integral part of these financial statements.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

  Powerwave Technologies, Inc. (formerly Milcom International, Inc.) (the "Company") is a Delaware corporation engaged in the design, manufacture and sale of radio frequency ("RF") power amplifiers and related electronic equipment for use in the wireless communications market. The Company manufactures both single carrier and multi-carrier amplifiers, with a focus on multi-carrier products. The Company's products are currently utilized in both cellular and PCS base stations in both digital and analog-based networks. The Company's products support a wide range of digital and analog transmission protocols. The Company also produces power amplifiers for the specialized mobile radio ("SMR") market, which is characterized as a two-way radio market with devices commonly utilized by police and emergency personnel and the business dispatch marketplace.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its foreign sales corporation. All intercompany balances and transactions have been eliminated in consolidation.

 Unaudited Information

  The accompanying consolidated balance sheet as of March 30, 1997 and the related consolidated statements of income and cash flows for the three months ended March 31, 1996 and March 30, 1997, have been prepared by the Company without audit in accordance with Generally Accepted Accounting Principles for interim financial information and, in the opinion of management, contain all adjustments consisting only of normal recurring accruals necessary for a fair presentation of such information.

 Fiscal Year

  The Company operated on a calendar fiscal year basis through fiscal 1995. Commencing with fiscal year 1996, the Company adopted a conventional 52/53 week accounting fiscal year. Beginning in 1996, the Company's fiscal year ends on the Sunday closest to December 31st. Fiscal year 1996 ended on December 29, 1996.

 Cash and Cash Equivalents

  Cash and cash equivalents generally consist of cash, time deposits, commercial paper, money market preferred stocks, money market funds and other money market instruments. The Company invests its excess cash in only investment grade money market instruments from a variety of industries and, therefore, bears minimal risk. These securities all have original maturity dates of three months or less. Such investments are stated at cost, which approximates fair value.

 Accounts Receivable

  The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

                         POWERWAVE TECHNOLOGIES, INC.

 Inventories

  Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company periodically reviews inventory quantities on hand and provides reserves for obsolete inventory based primarily on current production requirements and forecasted product demand.

 Property and Equipment

  Property and equipment are stated at cost. The Company depreciates or amortizes these assets using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

    Machinery and equipment                 2 to 5 years
    Office furniture and equipment          5 years
    Leasehold improvements                  7 to 10 years
    Property under capital leases           3 to 5 years

 Fair Value of Financial Instruments

  SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 1995, December 29, 1996, and March 30, 1997, management believes that the carrying amounts of cash, receivables and trade payables approximate fair value because of the short maturity of these financial instruments.

 Accounting for Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for non-employee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period.

  Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition of employee stock-based transactions (See Note 9).

 Income Taxes

  The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the

                         POWERWAVE TECHNOLOGIES, INC.

differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefits result from the recognition of temporary differences between financial statement and income tax reporting of income and expenses.

 Revenue Recognition

  The Company recognizes revenue from product sales at the time of shipment. The Company also offers its customers, on a limited basis, a right of return on sales and records an estimate of such returns at the time of product delivery based on historical experience.

 Stock Split

  In October 1995, the Company's shareholders approved a 9,300 for one stock split of the Company's Common Stock. The Company also changed the number of common shares authorized from 1,000 shares to 20,000,000 shares and the par value per share from $1 per share to $.0001 per share. All Common Stock information included in the accompanying consolidated financial statements has been restated to reflect such stock split.

  In October 1996, the Company's Board of Directors approved a 3-for-2 stock split of the Company's Common Stock effective October 8, 1996, and increased the number of shares of authorized Common Stock to 40,000,000. All share and per share information relating to Common Stock and conversion amounts relating to Series A Convertible Preferred Stock ("Series A Preferred Stock") and stock options included in the accompanying consolidated financial statements have been restated to reflect the stock split for all periods presented.

 Net Income and Pro Forma Net Income Per Share

  Net income and pro forma net income per share amounts are based upon the weighted average number of common shares, dilutive common equivalent shares for each period presented and the pro forma conversion of preferred stock into common stock up to the date of such conversion. Common equivalent shares include Stock Options using the treasury stock method and, pursuant to Securities and Exchange Commission Staff Accounting Bulletin Topic 4D, stock options granted during the twelve months prior to the date of the Company's initial public offering ("IPO") as if they were outstanding for all periods presented using the treasury stock method.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

 Customer Concentrations and International Sales

  The Company's product sales have historically been concentrated in a small number of customers. During the years ended December 31, 1994, 1995 and December 29, 1996, sales to three customers (four customers for year ended December 29, 1996) totaled $14,861,190, $20,741,883, and $50,330,957 or 65%,
58%, and 83% of net sales, respectively. During the three months ended March 31, 1996 and March 30,

                         POWERWAVE TECHNOLOGIES, INC.

1997, sales to four customers (three customers for the three months ended March 30, 1997) totaled $10,096,428 and $16,828,449 respectively. The loss of, or reduction in, sales to any such customers would have a material adverse effect on the Company's business, operating results and financial condition.

  During the years ended December 31, 1994, 1995 and December 29, 1996, international sales, primarily to the Asian market, were $1,981,203, $24,202,748, and $46,591,560 respectively. International sales for the three months ended March 31, 1996 and March 30, 1997 were $8,286,171 and $17,151,183 respectively.

 Supplier Concentrations

  Certain of the Company's products utilize components that are available in the short-term only from a single or a limited number of sources. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components for its power amplifiers from single sources. Any inability to obtain single sourced components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, results of operations and financial condition until alternative sources could be developed.

 New Accounting Pronouncement

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the statement is not permitted. The Company has applied this statement to the 1996 first quarter and annual results and to the 1997 first quarter results and determined that the adoption of this statement would not have had a material impact on the earnings per share calculations for these periods.

NOTE 3. INVENTORIES

  Inventories consist of the following at December 31, 1995, December 29, 1996 and March 30, 1997:

                                               1995       1996    MARCH 30, 1997
                                            ---------- ---------- --------------
                                                                   (UNAUDITED)
   Parts and components.................... $2,646,063 $3,178,401   $4,747,118
   Work-in-process.........................  1,695,172  1,345,035    1,440,532
   Finished goods..........................    383,026    184,109      168,798
                                            ---------- ----------   ----------
                                            $4,724,261 $4,707,545   $6,356,448
                                            ========== ==========   ==========

NOTE 4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following at December 31, 1995, December 29, 1996 and March 30, 1997:

                                           1995        1996      MARCH 30, 1997
                                        ----------  -----------  --------------
                                                                  (UNAUDITED)
   Machinery and equipment............. $1,062,094  $ 2,500,455   $ 5,258,432
   Office furniture and equipment......    538,398    1,413,881     1,570,854
   Leasehold improvements..............    199,586    1,281,870     1,281,870
   Construction in progress............         --       15,558        78,730
                                        ----------  -----------   -----------
                                         1,800,078    5,211,764     8,189,886
   Less accumulated depreciation and
    amortization.......................   (734,285)  (1,011,132)   (1,324,929)
                                        ----------  -----------   -----------
   Net property and equipment.......... $1,065,793  $ 4,200,632   $ 6,864,957
                                        ==========  ===========   ===========

                         POWERWAVE TECHNOLOGIES, INC.

  Included in property and equipment are assets under capital lease of $351,801, $867,134 and $1,102,726 at December 31, 1995, December 29, 1996 and
March 30, 1997, respectively. Accumulated amortization of assets under capital leases were $140,875, $123,836 and $167,192 at December 31, 1995, December 29,
1996 and March 30, 1997, respectively.

NOTE 5. FINANCING ARRANGEMENTS

  At December 31, 1995, the Company had a revolving line of credit of $3 million secured by substantially all of the Company's assets. Borrowings under the line bear interest at the bank's reference rate plus .25%. This line of credit expired in May 1996. On May 30, 1996, the Company entered into a new $5 million unsecured revolving credit agreement with the same financial institution. This credit agreement allowed the Company to borrow at the bank's reference rate (8.25% at December 29, 1996). The Company was required to pay a commitment fee equal to .125% per annum based on the average daily unused portion of the facility. The fee was payable quarterly in arrears. The credit agreement contained covenants regarding certain financial statement amounts, ratios and activities of the Company. At March 30, 1997, the Company was in compliance with all covenants. The line of credit expired on May 31, 1997 and the Company is in the process of negotiating a new revolving line of credit agreement.

NOTE 6. SHAREHOLDERS' EQUITY

 Preferred Stock

  During October 1995, the Company sold 3,375,900 shares of Series A Preferred Stock at $4.44 per share and raised net proceeds of $14,498,193. Such shares are redeemable at the option of the holder and therefore are classified outside of shareholders' equity at December 31, 1995. The Company then used a portion of the proceeds to purchase 5,063,850 shares of the Company's Common Stock at $2.47 per share from the shareholders. A total of $12,500,000 was paid to Shareholders to purchase such shares. These shares are being held as treasury stock by the Company. The Series A Preferred Stock shares were convertible, at the holder's option, into shares of Common Stock on a 1 to 1.5 share basis (adjusted for the October 1996 stock split). Upon completion of the Company's initial public offering in December 1996, the Series A Preferred Stock was automatically converted into Common Stock. The Series A Preferred Stock carried a dividend rate of 12% per annum which accrued beginning in January 1996. Per the terms of the Series A Preferred Stock, such accrued dividends were canceled upon completion of the Company's IPO and the corresponding accrued dividends reversed.

NOTE 7. INCOME TAXES

  The provision for income taxes for the years ended December 31, 1994, December 31, 1995 and December 29, 1996 consists of the following:

                                                1994        1995        1996
                                             ----------  ----------  ----------
   Current:
     Federal................................ $1,800,618  $2,900,929  $4,663,553
     State..................................    506,915     824,646   1,287,674
                                             ----------  ----------  ----------
       Total current provision..............  2,307,533   3,725,575   5,951,227
   Deferred:
     Federal................................   (333,148)   (493,630)   (570,807)
     State..................................    (65,979)   (116,297)    (83,851)
                                             ----------  ----------  ----------
   Provision for income taxes............... $1,908,406  $3,115,648  $5,296,569
                                             ==========  ==========  ==========

                         POWERWAVE TECHNOLOGIES, INC.

  The difference between income taxes provided in the financial statements and as required by the federal statutory rate of 35% for the years ended December 31, 1994, December 31, 1995 and December 29, 1996 is as follows:

                                                1994        1995        1996
                                             ----------  ----------  ----------
   Taxes at federal statutory rate           $1,699,159  $2,658,489  $4,521,461
   State taxes, net of federal benefit......    286,608     460,427     782,485
   Other....................................    (77,361)     (3,268)     (7,377)
                                             ----------  ----------  ----------
   Provision for income taxes............... $1,908,406  $3,115,648  $5,296,569
                                             ==========  ==========  ==========

  At December 31, 1995 and December 29, 1996, the Company's net deferred tax asset was comprised of the following major components:

                                                            1995       1996
                                                         ---------- ----------
   Depreciation of property                              $    2,434 $ (189,432)
   Accruals and reserves................................    437,574    812,094
   Costs capitalized into inventories...................    362,452    639,496
   State taxes..........................................    229,022    423,982
                                                         ---------- ----------
   Net deferred tax asset............................... $1,031,482 $1,686,140
                                                         ========== ==========

NOTE 8. PROFIT-SHARING AND PENSION PLANS

  The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. For the years ended December 31, 1995 and December 29, 1996, the Board authorized $340,000 and $595,000 in contributions to the profit-sharing plan, respectively.

  The 401(k) pension plan provides for Company matching participant contributions up to a maximum of 10% of each participant's annual contribution. Employee contributions are limited to 15% of base salary. Contributions for the years ended December 31, 1995 and December 29, 1996 were $15,669 and $21,783 respectively.

NOTE 9. STOCK OPTION PLANS

  1995 Stock Option Plan--Effective December 4, 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, to permit executive personnel, key employees and non-employee members of the Board of Directors of the Company to participate in ownership of the Company. The 1995 Plan is administered by the Compensation Committee of the Company's Board of Directors. Each option agreement includes a provision requiring the Optionee to consent to the terms of the agreement. The 1995 Plan provides for the grant of nonstatutory stock options under the applicable provisions of the Internal Revenue Code. The option price per share may not be less than 85% of the fair market value of a share of Common Stock on the grant date as determined by the Company's Board of Directors. In addition, the exercise price may not be less than 110% of the fair market value of a share of Common Stock on the grant date, as determined by the Company's Board of Directors, for any individual possessing 10% or more of the voting power of all classes of stock of the Company. Options generally vest at the rate of 25% on the first anniversary date and 2% per month thereafter and expire no later than ten years after the grant date. Up to 1,938,615 shares of the Company's Common Stock were reserved for issuance under the 1995 Plan. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,095,000 shares of Common Stock under the 1995 Stock Option Plan, any additional

                         POWERWAVE TECHNOLOGIES, INC.

shares issued under that Plan upon an option exercise will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. The Company and those certain shareholders have agreed that this share redemption agreement applies only to the exercise of options to purchase a total of 843,615 shares of the Company's Common Stock. As of December 29, 1996, 112,500 options were exercised under the 1995 Plan and 1,824,252 options were outstanding at a weighted average exercise price of $3.33. As of March 30, 1997, 131,327 options were exercised under the 1995 Plan and 1,804,375 options were outstanding at a weighted average exercise price of $3.34.

  1996 Stock Incentive Plan--On October 7, 1996 the shareholders of the Company approved the 1996 Stock Incentive Plan (the "1996 Plan"), which became effective December 5, 1996. The 1996 Plan covers an aggregate of 1,500,000 shares of Common Stock plus any shares which are or become available for grant under the 1995 Plan. The 1996 Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the 1996 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1996 Plan is administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. There were 80,000 options outstanding under the 1996 Plan as of December 29, 1996 at a weighted average exercise price of $11.50. There were 170,000 options outstanding under the 1996 Plan as of March 30, 1997, at a weighted average exercise price of $14.02.

  1996 Director Stock Option Plan--On October 7, 1996 the shareholders of the Company approved the 1996 Director Stock Option Plan (the "Director Plan"), which became effective December 5, 1996. The Director Plan provides for the grant by the Company of options to purchase up to an aggregate of 200,000 shares of Common Stock of the Company. The Director Plan provides that each member of the Company's Board of Directors who is not an employee or paid consultant of the Company automatically will be eligible to receive options to purchase stock under the Director Plan. Pursuant to the terms of the Director Plan, each new director elected after December 5, 1996 will be granted an initial option under the plan covering 30,000 shares of Common Stock, which option shall vest in annual installments as to 25% of the optioned shares over a period of four (4) years from the anniversary of the date of grant. Furthermore, on December 5, 1996 and on each anniversary date thereof, each director who shall have been an eligible participant under the Director Plan for at least six (6) months shall be granted an annual option under the Director Plan to purchase 5,000 shares of Common Stock. There were 15,000 options outstanding under the Director Plan as of March 30, 1997 at an exercise price of $11.50.

                         POWERWAVE TECHNOLOGIES, INC.

  The following table summarizes activity under all of the Company's stock option plans:

                                                                      NUMBER OF
                                              NUMBER OF   PRICE PER    OPTIONS
                                               SHARES       SHARE    EXERCISABLE
                                              ---------  ----------- -----------
   Balance at January 1, 1995
     Granted.................................   562,500  $2.47- 2.71   219,087
                                              ---------                -------
   Balance at December 31, 1995..............   562,500  $2.47- 2.71   219,087
                                                                       =======
     Granted................................. 1,538,400  $2.67-11.50
     Exercised...............................  (112,500) $2.67
     Canceled................................   (69,148) $2.67- 4.67
                                              ---------
   Balance at December 29, 1996.............. 1,919,252  $2.47-11.50   262,490
                                              =========                =======

  At December 29, 1996, 1,606,863 options were available for grant under the all of the Company's option plans.

              OPTIONS OUTSTANDING AT DECEMBER 29, 1996
   ------------------------------------------------------------------
                                                          WEIGHTED
                                                           AVERAGE     OPTIONS   WEIGHTED
                                             WEIGHTED     REMAINING  EXERCISABLE AVERAGE
                                OPTIONS      AVERAGE     CONTRACTUAL AT DEC. 29, EXERCISE
   RANGE OF EXERCISE PRICES   OUTSTANDING EXERCISE PRICE    LIFE        1996      PRICE
   ------------------------   ----------- -------------- ----------- ----------- --------
                                                           (YEARS)
   $2.47...................      473,250      $ 2.47         8.9       207,369    $2.47
   $2.67-2.71..............      660,000      $ 2.67         9.1        11,718    $2.71
   $4.00-4.67..............      684,002      $ 4.51         9.5        43,403    $4.64
   $10.00-11.50............      102,000      $11.40         9.2           --       --
                               ---------                               -------
   Total...................    1,919,252      $ 3.74         9.2       262,490    $2.84
                               =========                               =======

  The price at which options were granted at during 1995 and 1996, prior to the Company's IPO, were based upon an independent appraisal of the value of the Company. The Company will record compensation expense of approximately $123,175 relating to the difference between estimated fair market value and the actual value of 28,425 options granted in September 1996 over the vesting term of such options. The first vesting of these options occurs during the third quarter of fiscal 1997.

                         POWERWAVE TECHNOLOGIES, INC.

  The estimated fair value of options granted during 1996 was $2.44 per share. The estimated fair value of options granted during 1995 was $1.33 per share. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan other than that described above. Had compensation cost for the Company's stock option plans and its stock purchase plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1995 and December 29, 1996 would have been reduced to the pro forma amounts indicated in the following table:

                                             DECEMBER 31, 1995 DECEMBER 29, 1996
                                             ----------------- -----------------
   Net income before taxes As reported.....     $ 7,595,684       $12,918,463
   Less: Net expense per SFAS 123..........         (80,454)       (1,383,951)
                                                -----------       -----------
   Pro forma operating income before taxes.       7,515,230        11,534,512
   Less: Pro forma provision for income
    taxes..................................      (3,081,244)       (4,729,150)
                                                -----------       -----------
   Pro forma net income....................     $ 4,433,986       $ 6,805,362
                                                ===========       ===========
   Net income as reported..................     $ 4,480,036       $ 7,621,894
                                                ===========       ===========
   Net income per common and common
    equivalent share
     As reported...........................     $      0.31       $      0.52
     Pro forma.............................     $      0.31       $      0.47
   Weighted average and pro forma weighted
    average common shares..................      14,475,481        14,606,372
                                                ===========       ===========

  The fair value of options granted under the Company's stock option plans during 1996 and 1995 was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the multiple option approach with the following weighted-average assumptions used: no dividend yield, expected volatility of 83%, risk-free interest rates of 5.87% to 6.21% and expected lives of five years. Forfeitures are recognized as they occur.

  Employee Stock Purchase Plan--On October 7, 1996, the shareholders of the Company approved the Employee Stock Purchase Plan (the "Purchase Plan"), which became effective on December 5, 1996. The Purchase Plan covers an aggregate of 500,000 shares of Common Stock. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, is implemented utilizing six-month offerings with purchases occurring at six-month intervals commencing February 7, 1997. The Purchase Plan is administered by the Board of Directors. Employees are eligible to participate if they are employed by the Company for at least 20 hours per week and if they have been employed by the Company for at least 90 days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 20% of an employee's compensation. The price of Common Stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in any offering at any time during the offering period, and participation ends automatically on termination of employment. The Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect options previously granted under the Purchase Plan. The first offering period under the Purchase Plan commenced on December 5, 1996, with the completion of the Company's IPO. Employee contributions commenced in February 1997. There were no outstanding rights to purchase Common Stock under the Purchase Plan at December 29, 1996. At March 30, 1997, there were rights to purchase approximately 17,100 shares of Common Stock outstanding under the Purchase Plan.

                         POWERWAVE TECHNOLOGIES, INC.

  The following is an unaudited summary of stock option transactions under the Company's stock option plans, including the 1995 Stock Option Plan, the 1996 Stock Incentive Plan, and the 1996 Director Stock Option Plan, for the three months ended March 30, 1997:

                                                                      NUMBER OF
                                             NUMBER OF   PRICE PER     OPTIONS
                                              SHARES       SHARE     EXERCISABLE
                                             ---------  ------------ -----------
   Balance at December 29, 1996............. 1,919,252  $ 2.47-11.50   262,490
                                                                       =======
     Granted................................    90,000  $16.25-17.00
     Exercised..............................   (18,827) $ 2.47- 4.67
     Canceled...............................    (1,050) $ 4.00- 4.67
                                             ---------
   Balance at March 30, 1997................ 1,989,375                 382,404
                                             =========                 =======

NOTE 10. COMMITMENTS AND CONTINGENCIES

  The Company leased its former manufacturing and headquarters facility from its shareholders. During July 1996, the Company moved from its previous facility and into a new facility in Irvine, California. The Company leases its new manufacturing and headquarters facility from a limited liability company owned by three of the Company's shareholders. The lease term commenced on July 15, 1996, and will continue for ten years. The Company paid $1,000,000 to the limited liability company as payment for additional tenant improvements made to the facility at the request of the Company. The Company has an option to purchase the facility at fair market value during the lease term. The Company also leases equipment from unrelated parties. Future minimum lease payments required under operating leases and the present value of future minimum lease payments for capital leases at December 29, 1996 are as follows:

                                           COMMITMENT TO OPERATING  CAPITALIZED
                                           SHAREHOLDERS    LEASES     LEASES
                                           ------------- ---------- -----------
   Fiscal Year:
     1997.................................  $  704,246   $  662,152  $ 302,528
     1998.................................     714,810      619,399    284,620
     1999.................................     735,937      593,134    262,994
     2000.................................     757,065       11,396     16,149
     2001.................................     778,192          --         --
     Thereafter...........................   3,760,676          --         --
                                            ----------   ----------  ---------
   Total future minimum lease payments....  $7,450,926   $1,886,081    866,291
                                            ==========   ==========  =========
   Less amount representing interest......                             (92,145)
                                                                     ---------
   Present value of future minimum lease
    payments..............................                             774,146
   Less current portion...................                            (253,747)
                                                                     ---------
                                                                     $ 520,399
                                                                     =========

  Total rent expense was $168,721, $173,142 and $378,373 for the years ended December 31, 1994, 1995 and December 29, 1996, respectively. Total rent expense was $45,442 and $176,647 for the three months ended March 31, 1996 and March 30, 1997, respectively.

  The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations or financial condition of the Company.

                         POWERWAVE TECHNOLOGIES, INC.

NOTE 11. GEOGRAPHIC INFORMATION

  The Company operates in one industry segment: the design, manufacture and sale of RF power amplifiers for use in wireless communication networks. The Company currently markets its products through its manufacturers' representative sales force as well as its own internal sales force. All of the Company's manufacturing and design operations are located at its headquarters facility in California. The following table summarizes the Company's sales by region:

                                                 DOMESTIC INTERNATIONAL  TOTAL
                                                 -------- ------------- -------
                                                         (IN THOUSANDS)
   Sales for the year ended December 31, 1994... $20,880     $ 1,981    $22,861
   Sales for the year ended December 31, 1995... $11,842     $24,202    $36,044
   Sales for the year ended December 29, 1996... $13,739     $46,592    $60,331
   Unaudited:
   Sales for the three months ended March 31,
    1996........................................ $ 5,521     $ 8,286    $13,807
   Sales for the three months ended March 30,
    1997........................................ $ 3,092     $17,151    $20,243

NOTE 12. ROYALTY AGREEMENT

  The Company has a royalty agreement related to the sale of air-to-ground amplifiers which requires payment of a 10% commission on certain licensed products. Total royalty expense was $387,061, $499,141 and $284,070 for the years ended December 31, 1994, 1995 and December 29, 1996, respectively. For the years ended December 31, 1994, 1995 and December 29, 1996, sales of the related product represented 17%, 14% and 5% of net sales, respectively. The Company does not currently have any royalty commitments beyond December 1996.

NOTE 13. OTHER INFORMATION

  Accrued expenses and other liabilities consist of the following at December 31, 1995, December 29, 1996 and March 30, 1997:

                                               1995       1996    MARCH 30, 1997
                                            ---------- ---------- --------------
                                                                   (UNAUDITED)
   Accrued expenses and other liabilities:
     Accrued warranty costs...............  $  320,594 $  871,330   $1,021,330
     Accrued sales returns................     480,000    324,586      359,156
     Accrued royalties....................     149,021        --           --
     Accrued payroll and employee
      benefits............................     755,828  1,520,119    1,790,551
     Other accrued expenses...............     375,003  1,162,361    1,381,354
                                            ---------- ----------   ----------
                                            $2,080,446 $3,878,396   $4,552,391
                                            ========== ==========   ==========

NOTE 14. RELATED PARTY TRANSACTIONS

  As of December 31, 1995, the Company had an outstanding unsecured note payable in the amount of $50,000 to a relative of the majority stockholder. The note bore interest at 8%, matured in February 1996 and was repaid. As of December 29, 1996, the Company had no significant amounts payable to shareholders other than that described below.

  As disclosed in Note 10, the Company leases its manufacturing and office facility from certain of the Company's shareholders. Rent paid to the shareholders was $160,320, $166,782 and $365,472 for the years ended December 31, 1994, 1995 and December 29, 1996, respectively. Rent paid to the shareholders was $41,682 and $145,692 for the three months ended March 31, 1996 and March 30, 1997, respectively.

                         POWERWAVE TECHNOLOGIES, INC.

  In August 1995, the Company entered into a Technology License Agreement with Unique Wireless Developments, L.L.C., a Delaware limited liability company. Under the agreement, the Company obtained exclusive rights to use certain amplifier technology for the SMR market in exchange for certain royalties, including a non-refundable (with certain exceptions) up-front royalty totaling $300,000. A member of the Board of Directors of the Company is Executive Vice President of Unique Technologies International, L.L.C., an affiliate of Unique Wireless Developments, L.L.C. During the year ended December 31, 1995, the Company expensed such royalty payment. Unique Technologies International is a customer of the Company and purchases products from the Company on terms no less favorable to the Company than could otherwise be obtained from unaffiliated third parties. Total sales during fiscal 1996 did not exceed $50,000.

NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               FIRST  SECOND    THIRD   FOURTH
                                              ------- -------  -------  -------
                                                       (IN THOUSANDS)
   1995:
   Net sales................................. $ 4,593 $ 6,980  $10,811  $13,660
   Cost of Sales.............................   3,337   4,616    6,601    8,159
                                              ------- -------  -------  -------
   Gross profit..............................   1,256   2,364    4,210    5,501
   Operating expenses:
     Sales and marketing.....................     227     338      448      544
     Research and development................     298     461      642      851
     General and administrative..............     397     441      450      670
                                              ------- -------  -------  -------
   Total operating expenses..................     922   1,240    1,540    2,065
                                              ------- -------  -------  -------
   Operating income..........................     334   1,124    2,670    3,436
   Other income (expense)....................      18     (11)      (7)      32
                                              ------- -------  -------  -------
   Income before income taxes................     352   1,113    2,663    3,468
   Provision for income taxes................     144     457    1,093    1,422
                                              ------- -------  -------  -------
   Net income................................ $   208 $   656  $ 1,570  $ 2,046
                                              ======= =======  =======  =======
   1996:
   Net sales................................. $13,807 $15,301  $14,486  $16,737
   Cost of sales.............................   8,229   9,000    8,142    9,399
                                              ------- -------  -------  -------
   Gross profit..............................   5,578   6,301    6,344    7,338
   Operating expenses:
     Sales and marketing.....................   1,056   1,103    1,156    1,050
     Research and development................   1,075   1,375    1,583    1,737
     General and administrative..............     612     671      721      987
                                              ------- -------  -------  -------
   Total operating expenses..................   2,743   3,149    3,460    3,774
                                              ------- -------  -------  -------
   Operating income..........................   2,835   3,152    2,884    3,564
   Other income..............................      59     120      154      151
                                              ------- -------  -------  -------
   Income before income taxes................   2,894   3,272    3,038    3,715
   Provision for income taxes................   1,186   1,342    1,246    1,523
                                              ------- -------  -------  -------
   Net Income................................ $ 1,708 $ 1,930  $ 1,792  $ 2,192
                                              ======= =======  =======  =======

                [PICTURES OF CERTAIN OF THE COMPANY'S PRODUCTS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   18
Price Range of Common Stock...............................................   18
Dividend Policy...........................................................   18
Capitalization............................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   31
Management................................................................   43
Principal and Selling Shareholders........................................   51
Description of Capital Stock..............................................   53
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   56
Legal Matters.............................................................   57
Experts...................................................................   57
Additional Information....................................................   57
Available Information.....................................................   58
Certain Forward-Looking Statements........................................   58
Index to Consolidated Financial Statements................................  F-1

                                   --------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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                                3,250,000 Shares

                                      LOGO
                           OF POWERWAVE TECHNOLOGIES

                                  Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------


                               Alex. Brown & Sons
                                  INCORPORATED

                                 UBS Securities

                          Wessels, Arnold & Henderson

                                 June 30, 1997

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